FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated November 8, 2006

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N1H1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ (for past years through calendar year 1996)	Form 40-F ☒ (commencing in calendar year 1997)

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

Item	Page

Material Change Report of the Company relating to its acquisition of ProlX Pharmaceuticals Corporation filed on November 8, 2006 in Canadian jurisdictions	3

Redacted Merger Agreement dated as of October 30, 2006 relating to the ProlX Pharmaceuticals Corporation acquisition filed contemporaneously with the Material Change Report referenced above in Canadian jurisdictions	6

Signature Page	70

BIOMIRA INC.

Material Change Report

1.	Name and Address of Company

Biomira Inc. ("Biomira")
2011 - 94 Street
Edmonton, Alberta T6N 1H1

2.	Date of Material Change

October 30, 2006

3.	News Release

Biomira issued a news release on Canada NewsWire on October 31, 2006.

4.	Summary of Material Change

On October 31, 2006, Biomira announced that it had acquired ProlX Pharmaceuticals Corporation, of Tucson, Arizona and Houston, Texas, a privately-held biopharmaceutical company focused on the development of novel therapeutics for the treatment of cancer. ProlX is developing small-molecule drugs that inhibit redox and cell-survival signaling proteins.

5.	Full Description of Material Change

On October 31, 2006, Biomira announced that it had acquired ProlX Pharmaceuticals Corporation, of Tucson, Arizona and Houston, Texas, a privately-held biopharmaceutical company focused on the development of novel therapeutics for the treatment of cancer. ProlX is developing small-molecule drugs that inhibit redox and cell-survival signaling proteins.

The acquisition will give Biomira a broadly-based portfolio of oncology products, including one product candidate expected to enter phase 3 by year end (Stimuvax®), one product expected to enter phase 2 in the current quarter (PX-12), and two products expected to begin clinical trials over the next 6 to 12 months, as well as several additional pre-clinical candidates.

Promptly following closing Biomira will pay U.S. $3 million in cash and approximately 17,878,000 shares of Biomira common stock (subject to certain resale restrictions) in return for all of the outstanding stock of ProlX. In addition, and subject to applicable regulatory requirements, there may be up to three future payments based on the achievement of specified milestones. A payment in Biomira common stock (with registration rights) of U.S. $5 million is due upon the initiation of the first phase 3 trial of a ProlX product. Another payment in Biomira common stock (with registration rights) of

U.S. $10 million is due upon regulatory approval of a ProlX product in a major market. Finally, under certain circumstances, ProlX shareholders may also receive a share of revenue from a potential collaboration agreement for a ProlX product in a specified non-oncology indication.

The following ProlX products are currently in development.

PX-12 is an inhibitor of thioredoxin. Increased thioredoxin levels in cancer cells have been linked to the aggressive proliferation of solid tumors, including colon, lung, and gastric cancers. PX-12 is currently being evaluated in a phase 1b trial in patients with advanced gastrointestinal cancers. A randomized phase 2 trial comparing two dose levels of PX-12 in patients with advanced pancreatic cancer who have progressed on gemcitabine or a gemcitabine containing regimen is expected to start in the current quarter. An initial phase 1 trial involving 38 patients with advanced metastatic cancer showed that PX-12 was well tolerated and produced a decrease in plasma concentrations of thioredoxin that was significantly correlated with increased patient survival. Seven of the 38 patients achieved stable disease of up to 322 days.

PX-478 is an inhibitor of hypoxia inducible factor-1a (HIF-1a), a protein responsible for initiating the process of tumor blood vessel growth, or angiogenesis. PX-478 is the first direct inhibitor of this protein to be described. PX-478 is effective when delivered orally, and has shown marked tumor regressions and growth inhibition in model systems across a range of cancers, including ovarian, renal, prostate, colon, pancreatic, and breast cancer. PX-478 is in late stage pre-clinical development and is expected to begin its first clinical trial in the first half of 2007.

PX-866 is an inhibitor of the phosphatidylinositol-3-kinase (PI-3-kinase)/PTEN/Akt pathway, an important survival signaling pathway that is activated in many types of human cancer. PI-3-kinase is over expressed in a number of human cancers, especially ovarian, colon, head and neck, urinary tract, and cervical cancers, where it leads to increased proliferation and inhibition of apoptosis. The PI-3-kinase inhibitor PX-866 induces prolonged inhibition of tumor PI-3-kinase signaling following both oral and intravenous administration and has been shown to have good in vivo anti-tumor activity in human ovarian and lung cancer, as well as intracranial glioblastoma, tumor models. PX-866 is in late pre-clinical development.

PX-316 is the first in a new class of chemical inhibitors of Akt-mediated survival signaling, has shown anti-tumor activity in animal models of colon and breast cancer, and is undergoing more extensive pre-clinical development.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

7.	Omitted Information

None

8.	Executive Officer

The name and business telephone number of an executive officer of Biomira who is knowledgeable about this material change and this report and who may be contacted in connection with this report is:

Edward A. Taylor
Vice-President Finance & Administration
Biomira Inc.
2011 - 94 Street
Edmonton, Alberta T6N 1H1
Telephone: (780) 450-3761

DATED at Edmonton, Alberta, effective this 31st day of October, 2006.

BIOMIRA INC.

By:	/s/ Edward A. Taylor
Vice-President Finance & Administration

AGREEMENT AND PLAN OF REORGANIZATION

BY AND AMONG

BIOMIRA INC.,

PROLX PHARMACEUTICALS CORPORATION,

[REDACTED TEXT] AND [REDACTED TEXT]

AND WITH RESPECT TO ARTICLES VI AND VII ONLY,

[REDACTED TEXT]

AS STOCKHOLDER REPRESENTATIVE

Dated as of October 30, 2006

EXECUTION COPY

THIS AGREEMENT AND PLAN OF REORGANIZATION (the “Agreement”) is made and entered into as of October 30, 2006 by and among Biomira Inc. a Canadian corporation (“Parent”), Biomira Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), ProlX Pharmaceuticals Corporation, a Delaware corporation (the “Company”), [REDACTED TEXT] and [REDACTED TEXT]  (together, the “Principal Stockholders”), and with respect to Articles VI and VII hereof, [REDACTED TEXT] as Stockholder Representative (the “Stockholder Representative”).

RECITALS

A. The Boards of Directors of each of Parent, Merger Sub and the Company believe it is advisable and in the best interests of each corporation and its respective stockholders that Parent acquire the Company through the statutory merger of Merger Sub with and into the Company and, as part of the same overall transaction, the merger of the surviving entity of the First Merger (as defined below) with and into Newco (as defined below), upon the terms and conditions set forth herein, and in furtherance thereof, have approved this Agreement and the transactions contemplated hereby, including the First Merger.

B. Pursuant to the First Merger, among other things, and subject to the terms and conditions of this Agreement, (i) all of the issued and outstanding capital stock of the Company shall be converted into the right to receive the Merger Consideration (as defined below) set forth herein on the terms and subject to the conditions set forth herein, and (ii) all Company Options (as defined below) then outstanding (whether vested or unvested) shall be converted into the right to receive the Merger Consideration, each upon the terms and subject to the conditions set forth herein.

C. A portion of the Merger Consideration otherwise payable by Parent in connection with the First Merger shall be placed in escrow by Parent as security for the indemnification obligations set forth in this Agreement.

D. The Company and the Principal Stockholders, on the one hand, and Parent and Merger Sub, on the other hand, desire to make certain representations, warranties, covenants and other agreements in connection with the transactions contemplated hereby.

E. The parties hereto intend that the Integrated Merger (as defined below) shall qualify as a “reorganization” within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(D) of the Code, and that this Agreement shall be, and hereby is, adopted as a “plan of reorganization” for purposes of Section 368(a) of the Code.

NOW, THEREFORE, in consideration of the mutual agreements, covenants and other promises set forth herein, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereby agree as follows:

EXECUTION COPY

DEFINITIONS

(a) Defined Terms. Following is a list of the defined terms used in this Agreement and the section references where they are defined.

“Affiliate” means, with respect to any Person, (i) any Person that, directly or indirectly through one or more entities, controls or is controlled by, or is under common control with, such Person or (ii) any director, officer, partner, member or trustee of such Person.

“Aggregate Escrow Amount” means the Stock Escrow Amount and the Special Escrow Amount.

“Aggregate Exercise Price” means, with respect to any Company Options, the sum of the aggregate exercise price or “strike price” of all such Company Options.

“Agreement” shall have the meaning set forth in the first paragraph of this Agreement.

“Available Escrow Fund” shall have the meaning set forth in Section 6.3(a).

“Balance Sheet” shall have the meaning set forth in Section 3.7.

“Balance Sheet Date” shall have the meaning set forth in Section 3.7.

“Certificate of Merger” shall have the meaning set forth in Section 2.2.

“Closing” shall have the meaning set forth in Section 2.3.

“Closing Amount” means the Initial Stock Consideration and the Initial Cash Consideration.

“Closing Balance Sheet” shall have the meaning set forth in Section 3.7.

“Closing Date” shall have the meaning set forth in Section 2.3.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collaboration Agreement” means any license, development, research, collaboration, joint venture, or other agreement pursuant to which a third party pays value to Parent, Merger Sub, Surviving Corporation, or an Affiliate of any of the preceding, in consideration of the Company’s [REDACTED TEXT]  technology or Intellectual Property Rights related thereto, or products made, used, marketed or sold in connection therewith.

“Collaboration Revenue” means any and all upfront, milestone or royalty consideration (in any form, other than services or other in-kind, non-cash or equity payments such as licenses of intellectual property) actually received by Parent, Merger Sub or Surviving Corporation in connection with any Collaboration Agreement executed no later than two (2) years after the Effective Time. Collaboration Revenue shall exclude any funding provided for research to occur after the effective date of such agreement or cost reimbursement payments made under such

EXECUTION COPY

Collaboration Agreement, but shall include all other revenue regardless of when actually received by Parent, Merger Sub or Surviving Corporation.

“Common Stock Consideration” means the Initial Per Share Cash Consideration, the Initial Per Share Stock Consideration and any Future Per Share Amounts that become payable in accordance with the terms of this Agreement.

“Company” shall have the meaning set forth in the first paragraph of this Agreement.

“Company Common Stock” means shares of common stock of the Company, par value $0.001 per share.

“Company Customer Information” shall have the meaning set forth in Section 3.13(c).

“Company Disclosure Schedule” shall have the meaning set forth in the introductory paragraph to Article III.

“Company Employee Plan” means any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written or unwritten or otherwise, funded or unfunded, including without limitation, each “employee benefit plan,” within the meaning of Section 3(3) of ERISA which is or has been maintained, contributed to, or required to be contributed to, by the Company or any ERISA Affiliate for the benefit of any Employee, or with respect to which the Company or any ERISA Affiliate has or may have any liability or obligation, including all International Employee Plans.

“Company Employee Plans” shall have the meaning set forth in Section 3.16(k).

“Company Expenses” means all fees and expenses incurred by the Company in connection with the Merger, including all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties (“Third Party Expenses”) incurred by the Company in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby.

“Company Expense Statement” shall have the meaning set forth in Section 2.3(b).

“Company Indemnified Parties” shall have the meaning set forth in Section 6.2(b).

“Company Indemnifying Parties” shall have the meaning set forth in Section 6.2(a).

“Company IP Rights” shall have the meaning set forth in Section 3.17(b).

“Company Option Plan” means the Company’s 2001 Stock Incentive Plan, as amended.

“Company Option Shares” means the number of shares of Common Stock issuable immediately prior to the Effective Time if all Company Options then outstanding were exercised immediately prior to the Effective Time.

“Company Options” means options to purchase Common Stock.

EXECUTION COPY
“Company Software” shall have the meaning set forth in Section 3.18(a).

“Company Stockholders” means, collectively, the holders of Company Common Stock and the holders of Company Options.

“Computer Programs” means (a) any and all computer programs (consisting of sets of statements or instructions to be used directly or indirectly in a computer in order to bring about a certain result) and (b) all associated data and compilations of data, regardless of their form or embodiment. “Computer Programs” shall include all source code, object code and natural language code therefor, all versions thereof, all screen displays and designs thereof, all component modules, all descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, and all documentation, including without limitation user manuals and training materials, relating to any of the foregoing.

“Confidentiality Agreement” means that certain Confidentiality Agreement by and between Parent and Company dated June 23, 2006.

“Conflict” shall have the meaning set forth in Section 3.3.

“Contract” or “Contracts” shall have the meaning set forth in Section 3.3.

“DGCL” shall have the meaning set forth in Section 2.1.

“Dissenting Shares” shall have the meaning set forth in Section 2.14.

“DOL” means the Department of Labor.

“Effect” shall have the meaning set forth in the Section 1(a) (under “Material Adverse Effect”).

“Effective Time” shall have the meaning set forth in Section 2.2.

“Employee” means any current or former or retired employee, consultant or director of the Company or any ERISA Affiliate.

“Employee Agreement” means each management, employment, severance, consulting, relocation, repatriation, expatriation, visa, work permit or other agreement, contract or understanding between the Company or Parent and any Company Employee.

“Environmental Law” means any Law designed to protect soil, land surface or subsurface strata, surface waters (including navigable waters, ocean waters, streams, ponds, drainage basins and wetlands), groundwaters, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life, and any other environmental medium or natural resource, or public health and safety.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means each Subsidiary of the Company and any other person or entity under common control with the Company or any of its Subsidiaries within the meaning of Section 414(b), (c), (m), or (o) of the Code and the regulations issued thereunder.

EXECUTION COPY
“Escrow Agent” shall have the meaning set forth in Section 2.3(d).

“Escrow Agreement” shall have the meaning set forth in Section 2.3(d).

“Escrow Fund” shall have the meaning set forth in Section 2.3(d).

“Escrow Period” shall have the meaning set forth in Section 6.3(b).

“Escrow Trading Price” shall have the meaning set forth in Section 6.3(e)(ii).

[REDACTED TEXT]

“FDA” means the United States Food and Drug Administration, or any successor entity.

“Financial Statements” shall have the meaning set forth in Section 3.7.

“First Future Amount” means an amount equal to $5,000,000, payable in Parent Common Stock.

“First Future Per Share Amount” means the quotient obtained by dividing (a) the First Future Amount by (b) the sum of (i) the number of outstanding shares of Common Stock immediately prior to the Effective Time plus (ii) the Company Option Shares.

“First Merger” shall have the meaning set forth in Section 2.1.

“First-Step Corporation” shall have the meaning set forth in Section 2.1.

“Future Amount” means the First Future Amount, the Second Future Amount, or the Third Future Amount, as applicable.

“Future Per Share Amount” means the First Future Per Share Amount, the Second Future Per Share Amount, or the Third Future Per Share Amount, as applicable.

“GAAP” means United States generally accepted accounting principles consistently applied.

“Governmental Authority” means any foreign, federal, state or local government or subdivision thereof, or governmental, judicial, legislative, executive, administrative or regulatory authority, agency, commission, tribunal or body.

“Hazardous Substances” means (a) petroleum and petroleum products, radioactive materials, asbestos-containing materials, urea formaldehyde foam insulation, transformers or other equipment that contain polychlorinated biphenyls, (b) any other chemicals, materials or substances defined as or included in the definition of “hazardous substances”, “hazardous wastes”, “hazardous materials”, “extremely hazardous wastes”, “restricted hazardous wastes”, “toxic substances”, “toxic pollutants”, “contaminants” or “pollutants”, or words of similar import, under any applicable Environmental Law and (c) any other chemical, material or substance which is regulated by any Environmental Law.

EXECUTION COPY

“Indebtedness” means (a) all debt and similar monetary obligations, whether direct or indirect, current or non-current, (b) all liabilities associated with capital leases and all liabilities secured by any mortgage, pledge, security interest, lien, charge or other encumbrance existing on property owned or acquired subject thereto, whether or not the liability secured thereby shall have been assumed, (c) all guaranties, endorsements and other contingent obligations whether direct or indirect in respect of indebtedness or performance of others, including any obligation to supply funds to or in any manner to invest in, directly or indirectly, the debtor, to purchase indebtedness, or to assure the owner of indebtedness against loss, through an agreement to purchase goods, supplies or services for the purpose of enabling the debtor to make payment of the indebtedness held by such owner or otherwise or (d) obligations to reimburse issuers of any letters of credit.

[REDACTED TEXT]

“Indemnified Parties” shall mean the Parent Indemnified Parties and the Company Indemnified Parties.

“Indemnifying Parties” shall mean the Parent Indemnifying Parties and the Company Indemnifying Parties.

“Initial Cash Consideration” means $3,000,000 minus[REDACTED TEXT].

“Initial Per Share Cash Consideration” means the quotient obtained by dividing (a) the sum of (i) the Initial Cash Consideration plus (ii) the Aggregate Exercise Price of all Company Options, by (b) the sum of (i) the number of outstanding shares of Common Stock immediately prior to the Effective Time plus (ii) the Company Option Shares.

“Initial Per Share Stock Consideration” means the quotient obtained by dividing (a) the sum of (i) the Initial Stock Consideration minus (ii) the Stock Escrow Amount and the Special Escrow Amount by (b) the sum of (i) the number of outstanding shares of Common Stock immediately prior to the Effective Time plus (ii) the Company Option Shares.

“Initial Stock Consideration” means 17,877,785 shares of Parent Common Stock.

“Initiate” means, with respect to the Phase III Clinical Trial, the date on which the first human patient receives the first dose of a Subject Product.

“Integrated Merger” shall have the meaning set forth in Section 2.1.

“Intellectual Property Rights” means all of the following, whether U.S. or non-U.S.: (a) Patents; (b) trademarks, service marks, trade dress, logos, tradenames, service names, domain names, Internet websites and corporate names and registrations and applications for registration thereof; (c) copyrights, copyrightable works, and registrations and applications for registration thereof, including copyrights relating to Computer Programs; (d) mask works and registrations and applications for registration thereof; (e) Trade Secrets; (f) Computer Programs; (g) biological materials, bioassays, cell lines, clones, molecules, protocols, reagents, experiments, lab results, tests and all other tangible or intangible proprietary information and (h) other proprietary rights whether or not relating to any of the foregoing (including without limitation associated goodwill

EXECUTION COPY

and remedies against infringements thereof and rights of protection of an interest therein under the laws of all jurisdictions).

“International Employee Plan” means each Company Employee Plan that has been adopted or maintained by the Company or any ERISA Affiliate, whether informally or formally, or with respect to which the Company or any ERISA Affiliate will or may have any liability, for the benefit of Employees who perform services outside the United States.

“IRS” means the Internal Revenue Service.

“Key Employees” means [REDACTED TEXT].

“Knowledge of the Company” means, with respect to the Company, the actual knowledge of the Principal Stockholders, [REDACTED TEXT]

“Law” means any statute, law, ordinance, rule, regulation, order, writ, judgment, decree, stipulation, determination, award or requirement of a Governmental Authority.

“Lease Agreements” shall have the meaning set forth in Section 3.13(a).

“Leased Real Property” shall have the meaning set forth in Section 3.13(a).

“Letter of Transmittal” shall have the meaning set forth in Section 2.8(c).

“Liens” shall have the meaning set forth in Section 3.15(b)(vii).

“Loss” shall have the meaning set forth in Section 6.2.

“Major Market” means France, Germany, Italy, Japan, Spain, the United Kingdom or the United States.

“Material Adverse Effect” means any change, event, violation, inaccuracy, circumstance or effect (any such item, an “Effect”) that, individually or when taken together with all other Effects, is or is reasonably likely to be materially adverse to the business, assets (including intangible assets), liabilities (including contingent liabilities), capitalization, condition (financial or otherwise), earnings, other results of operations or prospects of the Company or Parent, as applicable.

“Merger Consideration” shall have the meaning set forth in Section 2.7.

“Merger Sub” shall have the meaning set forth in the first paragraph of this Agreement.

EXECUTION COPY
“Multiemployer Plan” means any “Pension Plan” which is a “multiemployer plan,” as defined in Section 3(37) of ERISA.

“New Shares” shall have the meaning set forth in Section 6.3(d)(ii).

“Newco” shall have the meaning set forth in Section 2.1.

[REDACTED TEXT]

“Offer Letter” shall have the meaning set forth in Section 2.3(a)(v).

“Officer’s Certificate” shall have the meaning set forth in Section 6.3(b).

“Option Closing Amount” shall have the meaning set forth in Section 2.9(b).

“Option Consideration” means the Option Closing Amount plus any Future Per Share Amounts that become payable with respect to Company Options in accordance with the terms of this Agreement.

“Option Surrender Agreement” shall have the meaning set forth in Section 2.9(a).

“Ordinary Course of Business” means the ordinary course of business consistent with past practice (including with respect to frequency and amount).

“Parent” shall have the meaning set forth in the first paragraph of this Agreement.

“Parent Common Stock” means shares of Common Stock, no par value per share, of Parent.

“Parent Disclosure Schedule” shall have the meaning set forth in Article V.

“Parent Indemnified Parties” shall have the meaning set forth in Section 6.2(a).

“Parent Indemnifying Parties” shall have the meaning set forth in Section 6.2(b).

“Patents” means patents, patent applications (including provisional applications), patent disclosures and all related continuation, continuation-in-part, divisional, reissue, re-examination, utility, model, certificate of invention and design patents, patent applications, registrations, applications for registrations and any term extension or other governmental action which provides rights beyond the original expiration date of any of the foregoing.

“Pension Plan” means each Company Employee Plan which is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA.

“Permits” mean all permits, licenses, consents, clearances, registrations, approvals, waivers, franchises, notices and authorizations issued by any Governmental Authority.

“Person” means an individual or entity, including a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an

EXECUTION COPY

unincorporated organization, or a Governmental Authority (or any department, agency, or political subdivision thereof).

“Phase III Clinical Trial” means a human clinical trial of any Subject Product in any country that would satisfy the requirements of 21 CFR §312.21(c).

“Premises” shall have the meaning set forth in Section 3.19.

“Principal Stockholder” shall have the meaning set forth in the first paragraph of this Agreement.

“Pro Rata Portion” means a fraction, the numerator of which is the value of Merger Consideration, in stock or cash as applicable, payable to such Company Stockholder at the Closing (without regard to any reduction relating to the Escrow Fund in his or her capacity as a Company Stockholder and the denominator of which is the value of the Merger Consideration, in stock or cash, as applicable. The Pro Rata Portion for each Company Stockholder shall be set forth on Schedule 2.3(d) hereto.

“Proceeding” means any action, claim, proceeding, suit, opposition, challenge, charge, litigation, arbitration, or investigation.

“Registered” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Authority or Internet domain name registrar.

“Regulatory Approval” means an approval, if any, by the health regulatory authority in a given country or jurisdiction, required for the sale or marketing of a Subject Product for use in a given indication, including, without limitation, any pricing approvals.

“Returns” shall have the meaning set forth in Section 3.15(b)(i).

“Revenue Share” means [REDACTED TEXT]  of any Collaboration Revenue.

“Rule 144” shall have the meaning set forth in Section 2.13(a).

“SBIR Amount” means an aggregate of [REDACTED TEXT] in funding under the Company’s existing SBIR grant (the “SBIR Grant”) dated August 1, 2006.

“SEC” shall have the meaning set forth in Section 2.13(a).

“Second Future Amount” means an amount equal to $10,000,000, payable in Parent Common Stock.

“Second Future Per Share Amount” means the quotient obtained by dividing (a) the Second Future Amount by (b) the sum of (i) the number of outstanding shares of Common Stock immediately prior to the Effective Time plus (ii) the Company Option Shares.

“Second Merger” shall have the meaning set forth in Section 2.1.

“Second Merger Consents” means all consents, notices, waivers and approvals of any Governmental Entity required to effect the Second Merger and all consents, notices, waivers

EXECUTION COPY

and approvals of any person as required under any Contract in connection with the Second Merger or for any such Contract to remain in full force and effect without limitation, modification or alteration after the effective time of the Second Merger.

“Securities Act” shall have the meaning set forth in Section 2.13(a).

“Special Escrow Amount” means [REDACTED TEXT] shares of Parent Common Stock.

“Special Escrow Period” shall have the meaning set forth in Section 6.3(c).

“Specified Representations” shall have the meaning set forth in Section 6.1.

“Stock Escrow Amount” means a number of shares of Parent Common Stock equal to [REDACTED TEXT]% of the Initial Stock Consideration, rounded to the nearest whole number of Parent Common Stock.

“Certificate of Stockholder” shall have the meaning set forth in Section 2.3(c)(iv).

“Stockholder Representative” shall have the meaning set forth in the first paragraph of this Agreement.

“Stockholder Representative Expense” shall have the meaning set forth in Section 6.4(b).

“Subject Product” means [REDACTED TEXT]

“Subsidiary” means, with respect to any party, any corporation or other organization or person, whether incorporated or unincorporated, of which (i) such party or any other subsidiary of such party is a general partner (excluding such partnerships where such party or any subsidiary of such party does not have a majority of the voting interest in such partnership) or (ii) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries or affiliates.

“Survival Date” shall have the meaning set forth in Section 6.1.

“Surviving Corporation” shall have the meaning set forth in Section 2.1.

“Third Future Amount” means the Revenue Share.

“Third Future Per Share Amount” means the quotient obtained by dividing (a) the Third Future Amount by (b) the sum of (i) the number of outstanding shares of Common Stock immediately prior to the Effective Time plus (ii) the Company Option Shares.

“Third Party Expenses” shall have the meaning set forth in Section 7.2.

“Trade Secrets” means trade secrets and confidential business information, whether patentable or nonpatentable and whether or not reduced to practice, know-how, manufacturing

EXECUTION COPY

and product processes and techniques, research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information.

[REDACTED TEXT]

(b) Interpretation. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. When reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or Section of this Agreement, unless otherwise indicated. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

2.

THE MERGER

2.1 The Merger. At the Effective Time and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the Delaware General Corporations Law, as amended from time to time, (the “DGCL”), Merger Sub shall be merged with and into the Company (the “First Merger”), the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation. The Company as the surviving corporation after the First Merger is hereinafter sometimes referred to as the “First-Step Corporation.” As soon as practicable after all Second Merger Consents have been obtained, and as part of a single overall transaction with the First Merger and pursuant to an integrated plan, the First-Step Corporation shall be merged with and into a direct wholly owned United States corporate subsidiary of Parent (such wholly owned subsidiary of Parent, “Newco” and such merger, the “Second Merger”), with Newco continuing as the surviving entity (the First Merger and the Second Merger are referred to herein together as the “Integrated Merger”). Newco as the surviving entity after the Second Merger is hereinafter sometimes referred to as the “Surviving Corporation.” A condition precedent to the Company’s and the Principal Stockholders’ obligations to proceed with the First Merger is that the Initial Stock Consideration (excluding the portion of the Initial Stock Consideration to be placed in the Escrow Fund) represent at least [REDACTED TEXT]  percent [REDACTED TEXT]%) of the value of the Initial Consideration (excluding the portion of the Initial Stock Consideration to be placed in the Escrow Fund).

2.2 Effective Time. On the Closing Date, the parties hereto shall cause the First Merger to be consummated by filing a certificate of merger reasonably acceptable to Parent and the Company (the “Certificate of Merger”), in accordance with the relevant provisions of the DGCL to be properly executed and filed and shall make all other filings or recordings required under the DGCL. The First Merger shall be effective at the time and on the date set forth in the

EXECUTION COPY

Certificate of Merger in accordance with the DGCL, which filing shall occur on the Closing Date (the “Effective Time”).

2.3 Closing of the Merger; Closing Deliverables. The closing of the First Merger (the “Closing”) will take place on the date hereof contemporaneously with the parties’ execution of this Agreement (the “Closing Date”) at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, 701 Fifth Avenue, Suite 5100, Seattle, WA 98104. At the Closing:

(a) Deliverables of Parent and Merger Sub; Delivery of Merger Consideration.

(i) This Agreement. Parent and Merger Sub shall have executed and delivered to the Company and the Stockholder Representative, this Agreement.

(ii) Certificates of Good Standing. The Company shall have received a certificate of good standing for Merger Sub issued by the Secretary of State of the State of Delaware, dated within a reasonable period prior to Closing.

(iii) Offer Letters to Employees. Parent shall have delivered to each of the employees of the Company an offer letter (including Parent’s standard form of employee proprietary information and inventions agreement) (the “Offer Letter”), effective as of the Closing Date, in the form attached hereto as Exhibit A.

(iv) Employment Agreement. Parent shall have executed and delivered an Employment Agreement with [REDACTED TEXT] in the form attached hereto as Exhibit B (the “Employment Agreement”).

(v) Consulting Agreement. Parent shall have executed and delivered a Consulting Agreement with [REDACTED TEXT] in the form attached hereto as Exhibit C (the “Consulting Agreement”).

(b) Deliverables of the Company.

(i) This Agreement. The Company shall have executed and delivered to Parent this Agreement.

(ii) Officer’s Certificate. A certificate signed by a duly authorized officer of the Company certifying: (A) the authenticity and continuing validity of the certificate of incorporation and by-laws of the Company and (B) the authenticity and continuing validity of the resolutions, consents and other approvals of the Board of Directors and stockholders of the Company, with respect to this Agreement and the transactions contemplated hereby.

(iii) Inventions Agreement. Parent shall have received an executed copy of the proprietary information and invention assignment agreement in the forms attached to Schedule 1.3(b)(ii) from each of [REDACTED TEXT] and each of the Key Employees.

EXECUTION COPY
(iv) Modification of Agreements. The Company shall have received an executed letter from the University of Arizona in the form set forth on Schedule 2.3(b)(iv) to this Agreement.

(v) Offer Letters. Parent shall have received an executed Offer Letter, effective as of the Closing Date, from each of the Key Employees.

(vi) Certificate of Good Standing. Parent shall have received a certificate of good standing for the Company from the Secretary of State of the State of Delaware, dated within a reasonable period prior to Closing.

(vii) Certificates of Status of Foreign Corporation. Parent shall have received a Certificate of Status of Foreign Corporation of the Company issued by the Secretary of State of the State of Arizona and the State of Texas dated within a reasonable period prior to the Closing.

(viii) FIRPTA Certificate. Parent shall have received a copy of an executed statement in a form reasonably acceptable to Parent for purposes of satisfying Parent’s obligations under Treasury Regulation Section 1.1445-2(c)(3), validly executed by a duly authorized officer of the Company.

(ix) Resignations. Parent shall have received written evidence that each officer and director of the Company has resigned, effective at the Effective Time, from all director or officer positions held by such person with respect to the Company.

(c) Deliverables of the Company Stockholders.

(i) This Agreement. The Principal Stockholders and the Stockholder Representative shall have executed and delivered to Parent this Agreement.

(ii) Employment Agreement. [REDACTED TEXT] shall have executed and delivered to Parent the Employment Agreement.

(iii) Certificate of Stockholders. The Company Stockholders shall have executed and delivered to Parent a Certificate of Stockholder, in the form attached hereto as Exhibit D (the “Certificate of Stockholder”).

(iv) Consulting Agreement. [REDACTED TEXT] shall have executed and delivered to Parent the Consulting Agreement.

(d) Escrow Fund. Concurrently herewith, Parent, the Stockholder Representative and the Escrow Agent shall have executed and delivered an escrow agreement in form satisfactory to both Parent and Company (the “Escrow Agreement”) under which Computershare Trust Company of Canada or another Person mutually satisfactory to Parent and the Company shall act as escrow agent (the “Escrow Agent”) with respect to an escrow fund (the “Escrow Fund”) for the purposes of securing the payment of the indemnification obligations of the Company Stockholders pursuant to Article VI. Parent shall deposit into such Escrow Fund promptly following the Closing the Aggregate Escrow Amount. The Merger Consideration payable to the Company Stockholders at the Closing but for this Section 2.3(d) shall be reduced

EXECUTION COPY

by an amount equal to each Stockholder’s Pro Rata Portion as set forth opposite each Stockholder’s name on Schedule 2.3(d) hereto. Upon the termination of the Escrow Fund in accordance with the Escrow Agreement, each Company Stockholder shall receive such Stockholder’s Pro Rata Portion previously withheld from the Merger Consideration otherwise payable to such Company Stockholder less a pro rata amount of any indemnification obligations, if any, pursuant to Article VI, paid from the Escrow Fund. The adoption of this Agreement and the approval of the transactions contemplated hereby, including the Merger, by the stockholders of Company shall constitute approval of the Escrow Agreement and all arrangements related thereto, including the depositing of the Aggregate Escrow Amount into the Escrow Fund.

(e) Post-Closing Covenant. Within 30 days of the Closing Date, the Stockholder Representative shall deliver to Parent the unaudited balance sheets as of March 31, 2006, June 30, 2006 and September 30, 2006 of the Company (as such September 30, 2006 balance sheet is delivered on the Closing Date pursuant to Section 3.7) and the related statements of operations and cash flows for the three-month periods and year-to-date periods then ended (the “Quarterly Reports”). The Quarterly Reports will be prepared in conformity with GAAP applied on a consistent basis (subject to normal year-end adjustments and, in the case of any unaudited Financial Statements, the lack of footnotes) and on that basis present fairly, in all material respects, the financial condition and results of operations as of the date thereof and for the period indicated of the Company. After the Closing, the Principal Stockholders shall provide to Parent such cooperation and information, as and to the extent reasonably requested, in connection with Parent’s audit of the Quarterly Reports after the Effective Date, including providing relevant documents and records.

2.4 Effect of the First Merger. At the Effective Time, the effect of the First Merger shall be as provided in the applicable provisions of the DGCL.

2.5 Certificate of Incorporation and Bylaws.

(a) The certificate of incorporation and the bylaws of the First-Step Corporation shall be amended and restated as of the Effective Time in the manner set forth in the Certificate of Merger. Such amended and restated certificate of incorporation of the Surviving Corporation shall continue in full force and effect until thereafter amended in accordance with the DGCL and as provided in such certificate of incorporation.

(b) Bylaws. The bylaws of the First-Step Corporation shall be amended and restated as of the Effective Time to read in their entirety as did the by-laws of the Merger Sub in effect immediately prior to the Effective Time. Such amended and restated bylaws of the Surviving Corporation shall continue in full force and effect until thereafter amended in accordance with the DGCL and as provided in such bylaws.

2.6 Directors and Officers of First-Step Corporation. Unless otherwise determined by Parent prior to the Effective Time, the officers and directors of Merger Sub immediately prior to the Effective Time shall be the officers and directors of the First-Step Corporation immediately after the Effective Time, in accordance with the provisions of the DGCL, the certificate of incorporation and bylaws of the First-Step Corporation until their successors are duly elected and qualified, or until their earlier resignation or removal.

EXECUTION COPY

2.7 Merger Consideration. In full satisfaction of Parent’s obligations hereto, the aggregate consideration to be paid in accordance with the terms of this Section 2.7 to the Company Stockholders (the “Merger Consideration”) shall be the sum of (a) the Closing Amount (as reduced by the applicable portion of the Aggregate Escrow Amount pursuant to Section 2.3 and Article V) plus (b) the First Future Amount, if any, plus (c) the Second Future Amount, if any, plus (d) the Third Future Amount, if any.

(a) Closing Date Payments. Parent, or an entity designated by Parent, shall pay the Closing Amount as follows, provided, however, that such payments shall be made to a particular Company Stockholder only to the extent such Company Stockholder has complied with Section 2.8 and Section 2.9 below, as applicable:

(i) to the Company Stockholders promptly (but in no event later than [REDACTED TEXT] business days) following the Closing an amount in cash equal to the Initial Cash Consideration;

(ii) to the Company Stockholders promptly (but in no event later than [REDACTED TEXT] business days) following the Closing, the Initial Stock Consideration, less the Stock Escrow Amount and the Special Escrow Amount; and

(iii) to the Escrow Agent promptly (but in no event later than [REDACTED TEXT] business days) following the Closing, an amount in shares equal to the Aggregate Escrow Amount.

(b) Future Payments.

(i) Parent, or an entity designated by Parent, shall make a one-time payment in Parent Common Stock, subject to compliance with applicable regulatory requirements, to the Company Stockholders, in an amount equal to the First Future Amount within 10 Business Days after Parent, its Affiliates or Sublicensees Initiate a Phase III Clinical Trial;

(ii) Parent, or an entity designated by Parent, shall make a one-time payment in Parent Common Stock, subject to compliance with applicable regulatory requirements, to the Company Stockholders, in an amount equal to the Second Future Amount within 10 Business Days after Parent, its Affiliates or Sublicensees receive Regulatory Approval in a Major Market; and

(iii) Parent, or an entity designated by Parent, shall pay to the Company Stockholders, subject to compliance with applicable regulatory requirements, the Third Future Amount within 20 Business Days after receipt by Parent or its Affiliates of any Collaboration Revenue.

Each share of Parent Common Stock issued in connection with Sections 2.7(b)(i) or 2.7(b)(ii) shall be registered in accordance with the provisions of Section 2.18. Each share of Parent Common Stock issued in connection with Sections 2.7(b)(i), 2.7(b)(ii) or 2.7(b)(iii) shall have a value equal to the average closing sale price of one share of Parent Common Stock as reported on the Nasdaq Global Market (or such other market as the Parent Common Stock shall then be listed on, if it is not then listed on the Nasdaq Global Market) for

EXECUTION COPY

the ten (10) consecutive trading days ending three trading days immediately preceding the date of payment for such Future Payment.

The right of any Company Stockholder to receive any Future Amount or any portion of the Aggregate Escrow Amount (i) is an integral part of the consideration provided for in this Agreement, (ii) shall not be evidenced by a certificate or other instrument, (iii) shall not be assignable or otherwise transferable by such Company Stockholder, except by will, upon death or by operation of law, (iv) shall not accrue or pay interest on any portion thereof and (v) does not represent any right other than the right to receive the consideration set forth in Sections 2.7(a)(i) and 2.7(a)(ii) and Sections 2.7(b)(i), 2.7(b)(ii) and 2.7(b)(iii) and Section 2.3(d). The right of any Company Stockholder to receive any Future Amount does not give such Company Stockholder dividend rights, voting rights, liquidation rights, preemptive rights or other rights of holders of capital stock of the Company. The Parent Common Stock in the Escrow Fund shall be legally outstanding under applicable state law and appear as issued and outstanding on Parent’s Financial Statements, all cash dividends paid on said Parent Common Stock shall be currently distributed to the Company Stockholders, and the Company Stockholders shall be entitled to exercise all voting rights with respect to said Parent Common Stock. Any attempted transfer of the right to any Future Amount or any portion of the Aggregate Escrow Amount by any holder thereof (other than as specifically permitted by the immediately preceding sentence) shall be null and void.

2.8 Conversion of Common Stock; Surrender of Certificates; Payments to Stockholders.

(a) At the Effective Time, by virtue of the First Merger and without any action on the part of any party:

(i) Each share of Common Stock that is owned by the Company as treasury stock immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

(ii) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (A) shall be automatically converted into the right to receive the cash or stock payable to the holder thereof, without interest thereon, pursuant to this Section 2.8, and (ii) shall otherwise cease to be outstanding, shall be canceled and retired and cease to exist and each Certificate previously representing any such shares shall thereafter represent the right to receive the Common Stock Consideration; provided, however, that Dissenting Shares shall not be so converted or represent the right to receive the foregoing consideration, but the holders of such Dissenting Shares shall only be entitled to such rights as are set forth in Section 2.14.

(b) From and after the Effective Time and subject to compliance with applicable regulatory requirements, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificate(s) are presented to the Surviving Corporation, as the case may be, for any reason, they shall be cancelled and converted into the right to receive the Merger Consideration in accordance with this Section 2.8.

EXECUTION COPY

(c) Prior to the Effective Time and subject to compliance with applicable regulatory requirements, Parent, Company, or Parent’s designee, shall deliver to each holder of Common Stock that has not previously received the same (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass only upon delivery of the Certificates to Parent (the “Letter of Transmittal”) and (ii)  instructions for effecting the surrender of such Certificates in exchange for the consideration such holder of Common Stock has the right to receive in accordance with this Article II.

(d) Parent, or Parent’s designee, shall transfer shares to each holder of a Certificate that was converted into the right to receive the consideration described in Section 2.8(a)(ii), (i)  following receipt by Parent of a completed and duly executed Letter of Transmittal and the Certificate, (A) a cash amount equal to the product of (x) the number of outstanding shares of Company Common Stock previously represented by such Certificate, multiplied, by (y) the Initial Per Share Cash Consideration, and (B) that number of shares equal to the product of (x) the number of outstanding shares of Company Common Stock previously represented by such Certificate, multiplied by (y) the Initial Per Share Stock Consideration, and (ii) for each Future Amount that becomes payable in accordance with the terms of this Agreement, an amount equal to the product of (A) the number of outstanding shares of Company Common Stock previously represented by such Certificate(s), multiplied by (B) the applicable Future Per Share Amount. The amounts paid by Parent, or its designee, in exchange for Certificates shall be deemed to be full payment and satisfaction of all rights pertaining to such shares of Company Common Stock.

(e) If any Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming a certificate to be lost, stolen or destroyed, the Parent, or its designee, will issue in exchange for this lost, stolen or destroyed certificate the Merger Consideration deliverable in respect thereof except that the Person to whom this Merger Consideration is paid shall, as a condition precedent to the payment thereof, indemnify the Surviving Corporation in a manner reasonably satisfactory to it against any claim that may be made against the Surviving Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

(f) If payment is to be made to a Person other than the registered holder of the Certificate(s) surrendered, it shall be a condition of payment that the surrendered Certificate must be properly endorsed or otherwise in proper form for transfer and that the Person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a Person other than the registered holder of the Certificate(s) surrendered or establish to the reasonable satisfaction of the Surviving Corporation or the Parent that this Tax has been paid or is not applicable.

2.9 [REDACTED TEXT]

EXECUTION COPY

[REDACTED TEXT]

2.10 Withholding Taxes. Parent, the Company, the First-Step Corporation, the Surviving Corporation and the Escrow Agent shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any person such amounts as may be required to be deducted or withheld therefrom under any applicable provision of federal, state, local or foreign tax law or under any applicable legal requirement. Any amounts required to be withheld shall be satisfied first from the cash consideration payable to such person and then, if such cash consideration is not sufficient, from the stock consideration payable to such person. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

2.11 Capital Stock of Merger Sub. At the Effective Time, by virtue of the First Merger and without any action on the part of any of the parties hereto, each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and non-assessable share of common stock, par value $0.001 per share, of the First-Step Corporation. Each stock certificate of Merger Sub evidencing

EXECUTION COPY

ownership of any shares of Merger Sub shall after the Effective Time evidence ownership of shares of capital stock of the First-Step Corporation.

2.12 No Fractional Shares.  No fraction of a share of Parent Common Stock will be issued by virtue of the Merger, but in lieu thereof each Company Stockholder who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock that would otherwise be received by such Company Stockholder in respect of all shares of Company Common Stock held by such Company Stockholder) shall receive from Parent an amount of cash (rounded to the nearest whole cent), equal to the product of such fraction multiplied by the closing sale price of one share of Parent Common Stock as reported on the Nasdaq Global Market on the Closing Date.

2.13 Payment in Stock.

(a) The shares of Parent Common Stock issued as part of the Initial Stock Consideration or as part of the Third Future Payment, if any, will not be registered under the Securities Act of 1933, as amended (the “Securities Act”). The sale or transfer of such shares of Parent Common Stock may only be made in conformity, and in accordance with the principles and restrictions of, the applicable securities laws, including, without limitation, the provisions of the Securities Act and the rules of the Securities and Exchange Commission (“SEC”) promulgated thereunder and, unless registered under the Securities Act, (A) pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”) or (B) upon the receipt by Parent of an opinion in form and substance reasonably satisfactory to Parent from counsel reasonably satisfactory to Parent to the effect that such transfer may be made without registration under applicable securities laws, including, without limitation, the Securities Act and is in compliance with the Merger Agreement and the Certificate of Stockholder. Parent may instruct its transfer agent to stop the transfer of any shares of Parent Common Stock issued as part of the Initial Stock Consideration or as part of the Third Future Payment, if any, to provide for compliance with the provisions of this paragraph. Shares of Parent Common Stock issued as part of the First Future Amount and the Second Future Amount, if any, will be registered under the Securities Act in accordance with Section 2.18.

(b) Each certificate representing shares of Parent Common Stock (unless and until such shares are registered pursuant to this Agreement) shall bear legends substantially in the form set forth below:

“THE SHARES SUBJECT TO THIS CERTIFICATE WERE ISSUED PURSUANT TO THAT CERTAIN AGREEMENT AND PLAN OF REORGANIZATION BY AND AMONG PROLX PHARMACEUTICALS CORPORATION (“PROLX”), BIOMIRA INC., AND CERTAIN OTHER NAMED STOCKHOLDERS OF PROLX (THE “MERGER AGREEMENT”) AND ARE SUBJECT TO CERTAIN RESTRICTIONS SET FORTH IN THE MERGER AGREEMENT AND ANCILLARY AGREEMENTS RELATED

EXECUTION COPY

THERETO, INCLUDING THE CERTIFICATE OF STOCKHOLDER. THE SALE AND ISSUANCE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR UNDER THE SECURITIES LAW OF ANY STATE OR OTHER JURISDICTION. THESE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE DISTRIBUTION THEREOF. THESE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED, OR TRANSFERRED UNLESS (1) A REGISTRATION STATEMENT UNDER THE ACT IS IN EFFECT AS TO THESE SECURITIES AND SUCH OFFER, SALE, PLEDGE, OR TRANSFER IS IN COMPLIANCE WITH APPLICABLE SECURITIES LAW OF ANY STATE OR OTHER JURISDICTION, (2) THE SALE IS MADE IN ACCORDANCE WITH RULE 144 PROMULGATED UNDER THE ACT, OR (3) THERE IS AN OPINION REASONABLY SATISFACTORY TO THE CORPORATION FROM COUNSEL REASONABLY SATISFACTORY TO THE CORPORATION, THAT AN EXEMPTION FROM THE ACT IS AVAILABLE AND THAT SUCH OFFER, SALE, PLEDGE OR TRANSFER IS IN COMPLIANCE WITH THE PROVISIONS OF THE MERGER AGREEMENT AND THE ANCILLARY AGREEMENTS RELATED THERETO, INCLUDING THE CERTIFICATE OF STOCKHOLDER.”

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON TSX.”

2.14 Dissenter’s Rights.  Notwithstanding anything in this Agreement to the contrary, Company Common Stock outstanding immediately prior to the Effective Time and held by a stockholder who has not voted in favor of the Merger or consented thereto in writing and who has delivered a written demand for appraisal of such shares in accordance with Section 262 of the DGCL, if such Section 262 provides for appraisal rights for such Company Common Stock in the Merger (“Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration, as provided in Section 2.8 hereof, unless and until such holder fails to perfect or effectively withdraws or otherwise loses his right to appraisal and payment under the DGCL. If, after the Effective Time, any such stockholder fails to perfect or effectively withdraws or loses his right to appraisal, such Dissenting Shares shall thereupon be treated as if they had been converted as of the Effective Time into the right to receive the Company Common Stock Consideration to which such holder is entitled, without interest or dividends thereon. The Company shall give Parent prompt notice of any demands received by Company for appraisal of Company Common Stock.

EXECUTION COPY

2.15 Taking of Necessary Action; Further Action.  If at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the First-Step Corporation and/or the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, Parent and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action. Subject to the terms and conditions provided in this Agreement, each of the Principal Stockholders shall take promptly, or cause to be taken, all reasonable actions, and to do promptly, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated hereby, to obtain all necessary waivers, consents and approvals, to provide requisite notices and to effect all necessary registrations and filings and to remove any injunctions or other impediments or delays, legal or otherwise, in order to consummate and make effective the transactions contemplated by this Agreement for the purpose of securing to the parties hereto the benefits contemplated by this Agreement.

2.16 Public Announcements. All press releases relating to this Agreement and the transactions contemplated hereby shall be a press release issued by Parent and reasonably acceptable to the Company, except as provided by applicable laws. The Company shall issue no press releases or otherwise make any public announcements with respect to this Agreement and the transactions contemplated hereby without the express written consent of Parent. Subject to regulatory or legal requirements, Parent shall consult with the Company prior to issuing any press releases or otherwise making public announcements with respect to this Agreement and the transactions contemplated hereby.

2.17 Reorganization Status. The Integrated Merger is intended to qualify as a reorganization within the meaning of the provisions of Sections 368(a)(1)(A) and 368(a)(2)(D) of the Code. The parties hereto shall treat the First Merger and the Second Merger as integrated steps in a single transaction as contemplated by this Agreement, and hereby adopt this Agreement as a “plan of reorganization” within the meaning of Section 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.
[REDACTED TEXT]

In this regard, Parent agrees and covenants (i) to consummate the Second Merger as soon as practicable after the Closing, and (ii) to pay any Third Future Amounts in Parent Common Stock to the extent (and only to the extent) necessary to cause the aggregate Common Stock Consideration paid in Parent Common Stock, as of each date that payment of a Third Future Amount is paid, to not be less than [REDACTED TEXT] percent [REDACTED TEXT]%) of the aggregate Merger Consideration as of each such date within the meaning of, and determined in accordance with, the continuity of interest requirements under Section 368 of the Code and the treasury regulations thereunder, excluding for this purpose any Parent Common Stock remaining in the Escrow Fund or any Parent Common Stock that may be issued in any subsequent Future Amount. [REDACTED TEXT]

EXECUTION COPY
[REDACTED TEXT]

2.18 Registration Statement.

(a) Registration. Parent agrees that it shall use its commercially reasonable efforts to cause to be filed not later than thirty (30) business days following the date on which the First and Second Future Payments are due, a registration statement on Form F-3 (the “Registration Statement”) under the Securities Act for an offering to be made on a delayed or continuous basis pursuant to Rule 415 thereunder or any similar rule that may be adopted by the SEC and permitting sales in ordinary course brokerage or dealer transactions not involving any underwritten public offering, covering all of the shares of Parent Common Stock issued to the Company Stockholders pursuant to Section 2.7(b)(i) and Section 2.7(b)(ii) of this Agreement, and any other securities issued by Parent as a dividend or other distribution with respect to, or in exchange for or in replacement of, such shares (“Registrable Shares”). Parent shall use commercially reasonable efforts thereafter to cause the Registration Statement to be declared effective by the SEC as promptly as practicable. Parent may postpone the filing or the effectiveness of the Registration Statement for a period of up to sixty (60) days if Parent determines in good faith that the filing or effectiveness of the Registration Statement would require the disclosure of information that could be materially detrimental to Parent or its stockholders; provided, however, that Parent shall not be required to disclose such information (or the nature thereof) to the holders of Registrable Shares (“Holders”) or the Stockholder Representative. Subject to Section 2.18 (b), Parent shall use commercially reasonable efforts to keep the Registration Statement continuously effective until the earlier to occur of (A) the one-year anniversary of the date on which the Registration Statement is declared effective by the SEC (the “Termination Date”) and (B) the first date on which no Registrable Shares originally covered by the Registration Statement shall constitute Registrable Shares.

(b) Stop Order; Amendment of Prospectus.

(i) Parent will notify the Holders promptly of (i) the issuance of any stop order suspending the effectiveness of the Registration Statement or (ii) the receipt by Parent of any

EXECUTION COPY

notification with respect to the suspension of the qualification of the Registrable Shares for sale in any jurisdiction. Immediately upon receipt of any such notice, the Holders shall cease to offer and sell any Registrable Shares pursuant to the Registration Statement in the jurisdiction to which such stop order or suspension relates. Parent shall use commercially reasonable efforts to prevent the issuance of any such stop order or the suspension of any such qualification and, if any such stop order is issued or any such qualification is suspended, to obtain as soon as possible the withdrawal or revocation thereof, and will notify the Holders at the earliest practicable date of the date on which the Holders may offer and sell Registrable Shares pursuant to the Registration Statement.

(ii) Parent will notify the Holders promptly if Parent is in possession of material non-public information that an executive officer of Parent determines in good faith should not be disclosed because it would be materially detrimental to Parent or its stockholders but would otherwise be required to be set forth in the prospectus used in connection with the Registration Statement (a “Prospectus”); provided, however, that Parent shall not be required to disclose such event or facts, or the nature thereof, to the Holders or the Stockholder Representative. Immediately upon receipt of such notice, and provided that an equivalent trading suspension has been imposed on, and is then applicable to, all of Parent’s executive officers, directors and other holders of Parent Common Stock which are registered for resale under the Securities Act, the Holders shall cease to offer or sell any Registrable Shares pursuant to the Prospectus, cease to deliver or use such Prospectus and, if so requested by Parent, return to Parent, at Parent’s expense, all copies (other than permanent file copies) of such Prospectus. Promptly after Parent determines that the information may be included in an amendment or supplement to any Prospectus, Parent will use commercially reasonable efforts to amend or supplement the Prospectus as promptly as practicable in order to set forth or reflect such event or state of facts. Notwithstanding the foregoing, in the event that an executive officer of Parent determines in good faith that the disclosure of such information in an amendment or supplement would be materially detrimental to Parent or its stockholders, Parent shall be permitted to delay the filing of such an amendment or supplement to such Prospectus for a period of time to extend no longer than sixty (60) days. Parent will promptly furnish copies of such amendment or supplement to such Prospectus to the Holders and notify Holders when trading may once again commence.

(c) Information Concerning the Holders. The obligations of Parent to take the actions contemplated by Section 2.18(a) with respect to an offering of Registrable Shares of each Holder shall be subject to the condition that such Holder shall (i) conform to all applicable requirements of the Securities Act and the Exchange Act with respect to the offering and sale of securities and (ii) advise each underwriter, broker or dealer through which any of such Registrable Shares are offered that such Registrable Shares are part of a distribution that is subject to the prospectus delivery requirements of the Securities Act. Each Holder whose Registrable Securities will be covered by the Registration Statement shall furnish to Parent in writing such information and furnish such documents as may be reasonably required by Parent in the preparation of (A) a Prospectus (or any amendment or supplement thereto) with respect to any offering of Registrable Shares and (B) any qualification of such Registrable Shares under state securities or “blue sky” laws, and shall promptly notify Parent of the occurrence, from the date on which such information or documents are furnished to the date of the closing for the sale of such Registrable Shares, of any event relating to such Holder that is required under the Securities Act to be set forth in such Prospectus (or any amendment or supplement thereto).

EXECUTION COPY

2.19 Stockholder Approval.

[REDACTED TEXT]

EXECUTION COPY

3.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company and each of [REDACTED TEXT] hereby represents and warrants to Parent and Merger Sub, subject to such exceptions as are specifically disclosed in the disclosure schedule (referencing the appropriate section and paragraph numbers) delivered by the Company to Parent (the “Company Disclosure Schedule”), as follows:

3.1 Corporate Existence.  The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware. The Company has all requisite corporate power and authority and possesses all Permits necessary to enable it to own, lease or otherwise hold its properties and assets and to carry on its business as presently conducted and as currently proposed to be conducted. The Company is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) as a foreign corporation in each jurisdiction where the character of properties owned or leased by it or the nature of the business transacted by it requires it to be so qualified and where the failure to be so qualified would have a Material Adverse Effect.

3.2 Corporate Power.  The Company has all requisite corporate power and authority to enter into this Agreement and any related agreements and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and any related agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company, and no further action is required on the part of the Company to authorize this Agreement and any related agreement and the transactions contemplated hereby and thereby. The Company has delivered to Parent true and correct copies of all resolutions or actions by written consent of the board of directors of the Company and the Company Stockholders relating to this Agreement, any related agreement, the First Merger and the other transactions contemplated hereby and thereby. The Company has complied with or obtained waivers of all notice requirements to the Company Stockholders under the terms of the Company’s certificate of incorporation or bylaws in connection with the completion of the First Merger. This Agreement and any related agreement to which the Company is a party have been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the other parties hereto, constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium, or other laws affecting the enforcement of creditors’ rights in general, and except that the enforceability of this Agreement is subject to general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at law).

3.3 No Conflicts.  The execution and delivery by the Company of this Agreement and the related agreements does not, and the consummation of the transactions contemplated hereby and thereby will not, conflict with or result in any violation of or default under (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit under (any such event, a “Conflict”) (i) any provision of the certificate of incorporation, bylaws or other charter documents of the Company, (ii) any mortgage, indenture, lease, contract, covenant or other agreement, instrument

EXECUTION COPY

or commitment, permit, concession, franchise or license, whether written or oral (each a “Contract” and collectively the “Contracts”) to which the Company or any of its properties or assets (whether tangible or intangible) is subject, or (iii) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its properties (whether tangible or intangible) or assets. Section 3.3 of the Disclosure Schedule lists all notices, consents, waivers and approvals as are required under any Contract in connection with the First Merger or the Second Merger, or for any such Contract to remain in full force and effect without limitation, modification or alteration after the Effective Time and after the effective time of the Second Merger. Following the Effective Time, the First-Step Corporation, and following the effective time of the Second Merger, the Surviving Corporation will be permitted to exercise all of the Company’s rights under the Contracts without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company would otherwise be required to pay pursuant to the terms of such Contracts had the transactions contemplated by this Agreement not occurred.

3.4 Consents and Approvals.  Except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or, in the event the Second Merger is to occur, the filing of a certificate of merger with respect to the Second Merger with the Secretary of State of the State of Delaware, no authorization, approval, or consent of, and no registration or filing with, any Governmental Authority is required to be made or obtained by the Company in connection with the execution, delivery, and performance of this Agreement by the Company. No consent of, payment to or notice to any party to any contract to which either the Company is a party or under which the Company or any of its assets is bound or affected is required in connection with the valid execution, delivery and performance of this Agreement or any related agreement or the consummation of any transaction contemplated hereby or thereby.

3.5 Capitalization.

(a) The authorized capital stock of the Company consists of 3,000,000 shares of Common Stock. As of the date hereof, 2,038,813 shares of Common Stock are issued and outstanding. All outstanding shares of Common Stock are duly authorized, validly issued, fully paid and non-assessable and are free of any Liens, and are not subject to preemptive rights or rights of first refusal created by statute, the certificate of incorporation or by-laws of the Company or any agreement to which the Company is a party or by which it is bound. As of the date hereof, there are 500,000 shares of Common Stock reserved for issuance under the Company Option Plan, of which 282,000 shares were subject to outstanding options and 218,000 shares were reserved for future option grants or other equity awards as of such date. The Company has delivered to Parent true and complete copies of each form of agreement and Company Option Plan evidencing each Company Option. Except for the rights disclosed in the preceding sentences, there are no other options, warrants, calls, rights, commitments or agreements of any character to which the Company is a party or by which it is bound, obligating the Company to issue, deliver, sell, repurchase or redeem or cause to be issued, delivered, sold, repurchased or redeemed, any shares of capital stock of the Company or obligating the Company to grant, extend, accelerate the vesting of, change the price of, or otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. All shares of Common Stock issuable upon exercise of the Company Options described in this Section 3.5 will be, when issued pursuant to the respective terms of such Company Options, duly authorized, validly issued, fully paid and non-assessable. There are no other contracts, commitments or agreements

EXECUTION COPY

relating to voting, purchase or sale, rights of first refusal or transfer of the capital stock of the Company. All shares of outstanding Common Stock and rights to acquire the capital stock of the Company were issued in compliance with all applicable federal and state securities laws.

(b) Schedule 2.3(d) sets forth a spreadsheet in form acceptable to Parent, which spreadsheet lists, as of the Closing, all Company Stockholders and their respective addresses, their respective taxpayer identification numbers or social security numbers, as applicable, the number of shares of Company Common Stock held by each Company Stockholder, the Merger Consideration to be issued to each Company Stockholder (both as to the Initial Cash Consideration and the Initial Stock Consideration), the number of Parent Common Stock to be deposited into the Escrow Fund on behalf of each Company Stockholder, the cash in lieu of any fractional shares pursuant to Section 2.12 to be issued to each Company Stockholder, the portion of the Stock Consideration issuable to such Company Stockholder, if any, and the Pro Rata Portion for each of the Company Stockholders.

(c) None of the outstanding shares of Company Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or similar right. None of the outstanding shares of Company Common Stock is subject to any right of first refusal or similar right in favor of the Company or any other Person. There is no contract to which the Company is a party (other than this Agreement) relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Common Stock. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other equity based compensation or similar rights (other than the Company Options) with respect to the Company, and there are no voting trusts, proxies, or other agreements or understandings with respect to the voting of the capital stock of the Company. There are no declared or accrued but unpaid dividends with respect to shares of Company Common Stock.

3.6 No Subsidiaries.  The Company does not (a) own of record or beneficially, directly or indirectly, (i) any shares of capital stock or securities convertible into capital stock of any other corporation or (ii) any participating interest in any partnership, joint venture or other non-corporate business enterprise, or (iii) any assets comprising the business or obligations of any other corporation, partnership, joint venture or other non-corporate business enterprise or (b) control, directly or indirectly, any other entity.

3.7 Financial Information.  Section 3.7 of the Company Disclosure Schedule sets forth (a) the audited balance sheets as of December 31, 2003 and December 31, 2004 of the Company and the related statements of operations and cash flows for the twelve-month periods then ended, respectively, (b) the audited balance sheet (the “Balance Sheet”) as of December 31, 2005 (the “Balance Sheet Date”) of the Company and the related statements of operations and cash flows for the twelve-month period then ended and (c) the unaudited balance sheet of the Company as of September 30, 2006 (the “Closing Balance Sheet”) and the related statements of operations and cash flows for the three-month and year-to-date period then ended (collectively, the “Financial Statements”). The Financial Statements have been prepared in conformity with GAAP applied on a consistent basis (subject to normal year-end adjustments and, in the case of any unaudited Financial Statements, the lack of footnotes) and on that basis present fairly, in all material respects, the financial condition and results of operations as of the date thereof and for the period indicated of the Company. The Financial Statements were prepared from the books

EXECUTION COPY

and records of the Company, which have been maintained in accordance with sound business practices and all applicable legal requirements and reflect all financial transactions of the Company which are required to be reflected in accordance with GAAP.

3.8 Books and Records.  The books of account, ledgers, order books, minute books, records and documents of the Company accurately and completely reflect all material information relating to the business of the Company, the location and collection of its assets, and the nature of all transactions giving rise to the obligations or accounts receivable of the Company. The Company has made available to Parent true and complete copies of the books of account, ledgers, order books, minute books, records and documents of the Company.

3.9 Absence of Undisclosed Liabilities.  The Company has no liabilities or obligations (whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due) except (a) to the extent reflected in the Balance Sheet or (b) those liabilities or obligations incurred in the Ordinary Course of Business since the Balance Sheet Date which would not individually, or in the aggregate, reasonably be expected to have a Material Adverse Effect.

3.10 Absence of Changes or Events.  Except as set forth on Section 3.10 of the Company Disclosure Schedule and as contemplated by this Agreement, since December 31, 2005, the Company has (i) conducted business only in the ordinary and usual course, consistent with past practices, and (ii) without limiting the generality of the foregoing, there has not been, occurred or arisen any:

(a) transaction by the Company except in the Ordinary Course of Business consistent with past practices;

(b) modifications, amendments or changes to the certificate of incorporation or bylaws of the Company;

(c) payment, discharge, waiver or satisfaction, in any amount in excess of $10,000 in any one case, or $20,000 in the aggregate, of any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise);

(d) creation of any Lien (as defined in Section 3.15(b)(vii)) on any of the Company’s assets or properties, tangible or intangible, except for liens for current Taxes (as defined in Section 2.10) which are not yet due and payable or in good faith dispute and purchase money liens arising out of the purchase or sale of products or services made in the ordinary and usual course of business, consistent with past practice;

(e) destruction of, damage to, or loss of any material assets (whether tangible or intangible), material business or material customer of the Company (whether or not covered by insurance);

(f) employment dispute, including claims or matters raised by any individual, Governmental Entity, or any workers’ representative organization, bargaining unit or union regarding labor trouble or claim of wrongful discharge or other unlawful employment or labor practice or action with respect to the Company;

EXECUTION COPY

(g) change in any material election in respect of Taxes, change in any material accounting method in respect of Taxes, agreement or settlement of any material claim or assessment in respect of Taxes, or extension or waiver of the limitation period applicable to any material claim or assessment in respect of Taxes;

(h) issuance or sale, or contract to issue or sell, by the Company of any shares of Company Common Stock or securities convertible into, or exercisable or exchangeable for, shares of Company Common Stock, or any securities, warrants, options or rights to purchase any of the foregoing;

(i) declaration, setting aside or payment of a dividend or other distribution (whether in cash, stock or property) in respect of any Company Common Stock, or any split, combination or reclassification in respect of any shares of Company Common Stock, or any issuance or authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of Company Common Stock, or any direct or indirect repurchase, redemption, or other acquisition by the Company of any shares of Company Common Stock (or options, warrants or other rights convertible into, exercisable or exchangeable therefor);

(j) loan by the Company to any person or entity, incurring by the Company of any indebtedness, guaranteeing by the Company of any indebtedness, issuance or sale of any debt securities of the Company or guaranteeing of any debt securities of others, except for advances to employees for travel and business expenses in the Ordinary Course of Business consistent with past practices;

(k) any termination or extension, or any amendment, waiver or modification of the terms, of any Contract;

(l) sale, lease, sublease, license or other disposition of any of the material assets (whether tangible or intangible) or material properties of the Company or any creation of any Lien in such material assets or material properties;

(m) waiver or release of any material right or claim of the Company;

(n) the commencement, settlement, notice or, to the Knowledge of the Company, threat of any lawsuit or proceeding or other investigation against the Company or its affairs;

(o) notice of any claim or potential claim of ownership by any person other than the Company of the Company Intellectual Property (as defined in Section 3.17) owned by or developed or created by the Company or of infringement by the Company of any other person’s Intellectual Property Rights;

(p) sale or license of any Company Intellectual Property Rights or execution of any agreement with respect to the Company Intellectual Property with any person or with respect to any Intellectual Property Rights of any person, (ii) purchase or license of any Intellectual Property Rights or execution of any agreement with respect to any Intellectual Property of any person, (iii) agreement with respect to the development of any Intellectual Property with a third party, or (iv) change in pricing or royalties set or charged by the Company

EXECUTION COPY

to its customers or licensees or in pricing or royalties set or charged by persons who have licensed Intellectual Property Rights to the Company;

(q) payments (or distributions of any assets) to any Company Stockholder;

(r) change in accounting methods or practices (including any change in depreciation or amortization policies or rates, any changes in policies in making or reversing accruals, or any change in capitalization of software development costs);

(s) circumstance, change, event or effect of any character that has had or is reasonably likely to have a Company Material Adverse Effect; or

(t) written agreement by the Company, or any officer or employee on behalf of the Company, to do any of the things described in the preceding clauses (a) through (t) of this Section 3.10 (other than negotiations with Parent and its representatives regarding the transactions contemplated by this Agreement).

3.11 Permits; Compliance with Laws.  The Company has complied in all material respects with, and is not in violation of, any Law and has not failed in any material respect to obtain or adhere to the requirements of any Permit of the Company. Section 3.11 of the Company Disclosure Schedule sets forth all Permits held by the Company. The Company holds all Permits necessary for the lawful conduct of their business as presently conducted or as currently proposed to be conducted under and pursuant to Law. All Permits of the Company have been legally obtained and maintained and are valid and in full force and effect. No Proceeding is pending or, to the Knowledge of the Company, threatened, to suspend, revoke, withdraw, modify or limit any Permit of the Company.

3.12 Litigation. There is no Proceeding pending or, to the Knowledge of the Company, threatened, against the Company or affecting any of its respective properties or assets, or against any officer, employee or holder of more than 5% of the capital stock of the Company relating to such person’s performance of duties for the Company or otherwise relating to the business of the Company, or in the case of the holders of 5% of the capital stock of the Company, relating to such person’s stock ownership in the Company. To the Knowledge of the Company, there has not occurred any event and no condition exists on the basis of which any such Proceeding may be properly instituted. Neither the Company, nor any officer, or holder of more than 5% of the capital stock of the Company is in default with respect to any order, writ, injunction, decree, ruling or decision of any court, commission, board or other Governmental Authority. The foregoing sentences include, without limiting their generality, actions pending or, to the Knowledge of the Company, threatened involving the prior employment of any of the Company’s officers or employees or their use in connection with the Company’s business of any information or techniques allegedly proprietary to any of their former employers.

3.13 Title to Properties; Absence of Liens and Encumbrances; Equipment; Customer Information.

(a) The Company does not own or lease any real property, nor has the Company ever owned or leased any real property and does not hold any right or option to purchase any real property. The Company has provided Parent true, correct and complete copies of all leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of, or

EXECUTION COPY

otherwise granting a right in or relating to all real property currently leased, subleased or licensed by or from the Company or otherwise used or occupied by the Company for the operation of its business (the “Leased Real Property”), including all amendments, terminations and modifications thereof (“Lease Agreements”); and there are no other Lease Agreements for real property affecting the Leased Real Property or to which the Company is bound, other than those identified in Section 3.13 of the Disclosure Schedule. There is not, under any of such Lease Agreements any existing default (or event which with notice or lapse of time, or both, would constitute a default) and no rent is past due. The Lease Agreements are valid and effective in accordance with their respective terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. The Company has not received any notice of a default, alleged failure to perform, or any offset or counterclaim with respect to any such Lease Agreement, which has not been fully remedied and withdrawn.

(b) The Company has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of the tangible properties and assets, real, personal and mixed, used, held for use in and/or necessary for the conduct of the business of the Company as currently conducted, free and clear of any Liens, except (i) Liens for Taxes not yet due and payable, and (ii) such imperfections of title and encumbrances, if any, which do not detract from the value or interfere with the present use of the property subject thereto or affected thereby. Section 3.13 of the Company Disclosure Schedule sets forth the tangible properties and assets, real, personal and mixed, used, held for use in and/or necessary for the conduct of the business of the Company as currently conducted, with a purchase price greater than $5,000 for each individual asset.

(c) The Company has not sold or otherwise released for distribution any of its customer files and other customer information relating to the current and former customers of the Company (the “Company Customer Information”). No person other than the Company possesses any claims or rights with respect to use of the Company Customer Information.

3.14 Contracts.

(a) Other than this Agreement and the agreements contemplated hereby, the Company is not a party to, nor is it bound by:

(i) any employment, contractor or consulting agreement, contract or commitment with an employee or individual consultant, contractor, or salesperson, any agreement, contract or commitment to grant any severance or termination pay (in cash or otherwise) to any employee, or any contractor, consulting or sales agreement, contract, or commitment with a firm or other organization;

(ii) any lease of personal property having a value in excess of $10,000 individually or $20,000 in the aggregate;

(iii) any agreement, contract or commitment relating to capital expenditures and involving future payments in excess of $10,0000 individually or $20,000 in the aggregate;

EXECUTION COPY

(iv) any agreement, contract or commitment relating to the disposition or acquisition of assets or any interest in any business enterprise;

(v) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money, extension of credit or security interest;

(vi) any agreement containing any indemnification obligations;

(vii) any powers of attorney other than those to legal counsel or representatives relating to registering or representing the Company’s Intellectual Property Rights;

(viii) any agreement containing any price protection, “most favored nation” or similar provisions;

(ix) any partnership, joint venture, strategic alliance or similar agreement;

(x) any Contract to which an officer or director of the Company or Principal Stockholder (or any parent, sibling, descendant or spouse of any of such persons, or any trust, partnership or corporation in which any of such persons has or has had an interest) is a party;

(xi) any agreement pursuant to which the Company has advanced or loaned any amount to any Company Stockholder or any director, officer, employee, or consultant of the Company other than business travel advances in the Ordinary Course of Business, consistent with past practice;

(xii) any dealer, distribution, joint marketing, development agreement, sales representative, original equipment manufacturer, value added, remarketer, reseller, or independent software vendor, or other agreement for marketing, sales, provision or distribution of the Company’s products, technology or services;

(xiii) any contract, license and or other agreements to which the Company is a party with respect to any Intellectual Property Rights or services;

(xiv) any contract, license or other agreements wherein or whereby the Company has agreed to, or assumed, any obligation or duty to warrant, indemnify, reimburse, hold harmless, guaranty or otherwise assume or incur any obligation or liability or provide a right of rescission with respect to the infringement or misappropriation by the Company or such other person of the Intellectual Property Rights or other rights of any person other than the Company; or

(xv) any other agreement, contract or commitment that involves $10,000 individually or $20,000 in the aggregate or more and is not cancelable without penalty within 30 days.

EXECUTION COPY

(b) Following the Effective Time, and, if applicable, the effective time of the Second Merger (assuming the Second Merger is consummated at the Effective Time), neither Parent nor Merger Sub shall have any additional liability, expense or future payment obligations related to the agreements, contracts or commitments listed on Section 3.14(a) of the Disclosure Schedule other than the obligations, expenses or payments expressly stated in such agreements, contracts or commitments.

(c) The Company is in compliance in all material respects with and has not materially breached, violated or defaulted under, or received notice that it has materially breached, violated or defaulted under, any terms or conditions of any Contract, nor has there occurred any event or condition that could reasonably constitute such a material breach, violation or default with the lapse of time, giving of notice or both, in each case other than material breaches, violations or defaults that individually or in the aggregate would not reasonably be expected to result in liability to the Company. Each Contract is valid, binding, fully enforceable and in full force and effect, and the Company is not subject to any default thereunder, nor to the Knowledge of the Company is any party obligated to the Company pursuant to any such Contract subject to any default thereunder.

(d) The Company has fulfilled all material obligations required to have been performed by the Company prior to the date hereof pursuant to each Contract, or cured any failure to fulfill any such material obligation.

(e) The Company has delivered to Parent true, correct and complete copies of all Contracts listed in Section 3.14(a) of the Company Disclosure Schedule, including all amendments, supplements, exhibits and ancillary agreements.

3.15 Tax Matters.

(a) Definition of Taxes.  For the purposes of this Agreement, the term “Tax” or, collectively, “Taxes” shall mean (i) any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes as well as public imposts, fees and social security charges (including but not limited to health, unemployment and pension insurance), together with all interest, penalties and additions imposed with respect to such amounts, (ii) any liability for the payment of any amounts of the type described in clause (i) of this Section 3.15(a) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, and (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) of this Section 3.15(a) as a result of any express or implied obligation to indemnify any other person or as a result of any obligation under any agreement or arrangement with any other person with respect to such amounts and including any liability for taxes of a predecessor entity.

(b) Tax Returns and Audits.

(i) The Company has prepared and filed all required federal, state, local and foreign returns, estimates, information statements and reports (“Returns”) relating to any and all Taxes concerning or attributable to the Company or its operations. All Taxes

EXECUTION COPY

required to have been paid by the Company (whether or not shown on any Tax Return) have been paid.

(ii) The Company has paid all Taxes required to be paid and has withheld or paid with respect to its Employees and other third parties (and paid over any withheld amounts to the appropriate Taxing authority) all federal, state and foreign income taxes and social security charges and similar fees, Federal Insurance Contribution Act, Federal Unemployment Tax Act and other Taxes required to be withheld or paid.

(iii) No Tax deficiency is outstanding, assessed or, to the Knowledge of the Company, proposed against the Company, nor has the Company executed any waiver of any statute of limitations on or extension of the period for the assessment or collection of any Tax with continuing effect.

(iv) No audit or other examination of any Return of the Company is presently in progress, nor has the Company been notified in writing of any request for such an audit or other examination. No adjustment relating to any Return filed by the Company has been proposed in writing by any tax authority to the Company or any representative thereof.

(v) The Company had no material liabilities for unpaid Taxes as of the date of the Closing Balance Sheet which have not been accrued or reserved on the Closing Balance Sheet, whether asserted or unasserted, contingent or otherwise, and the Company has not incurred any liability for Taxes since the date of the Closing Balance Sheet other than in the Ordinary Course of Business.

(vi) The Company has made available to Parent or its legal counsel copies of all Tax Returns for the Company filed for all periods since December 31, 2002.

(vii) There are (and immediately following the Effective Time there will be) no liens, pledges, charges, claims, restrictions on transfer, mortgages, security interests or other encumbrances of any sort (collectively, “Liens”) on the assets of the Company relating to or attributable to Taxes other than Liens for Taxes not yet due and payable.

(viii) The Company has (a) never been a member of an affiliated group (within the meaning of Code §1504(a)) filing a consolidated federal income Tax Return (other than a group the common parent of which was Company), (b) never been a party to any tax sharing, indemnification or allocation agreement, nor does the Company owe any amount under any such agreement, or (c) no liability for the Taxes of any person (other than Company) under Treas. Reg. § 1.1502-6 (or any similar provision of state, local or foreign law, including any arrangement for group Tax relief within a jurisdiction or similar arrangement), as a transferee or successor, by contract or agreement, or otherwise.

(ix) The Company is not and has not been, at any time, a “United States Real Property Holding Corporation” within the meaning of Section 897(c)(2) of the Code.

(x) The Company has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax free treatment under Section 355 of the Code.

EXECUTION COPY

(xi) The Company has not engaged in a “reportable transaction,” as set forth in Treas. Reg. § 1.6011-4(b) or any transaction that is the same as or substantially similar to one of the types of transactions that the Internal Revenue Service has determined to be a tax avoidance transaction and identified by notice, regulation, or other form of published guidance as a “listed transaction”, as set forth in Treas. Reg. § 1.6011-4(b)(2).

(xii) The Company will not be required to include any material income or material gain or exclude any material deduction or material loss from Taxable income as a result of any closing agreement under Section 7121 of the Code.

(xiii) No holder of Company Common Stock holds shares of Company Common Stock that are non-transferable and subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code with respect to which a valid election under Section 83(b) of the Code has not been made.

3.16 Employee Matters and Benefit Plans.

(a) Schedule. Section 3.16(a) of the Disclosure Schedule contains an accurate and complete list of each Company Employee Plan and each Employee Agreement. Neither the Company nor any ERISA Affiliate has any plan or commitment to establish any new Company Employee Plan or Employee Agreement, to modify any Company Employee Plan or Employee Agreement (except to the extent required by law or to conform any such Company Employee Plan or Employee Agreement to the requirements of any applicable law, in each case as previously disclosed to Parent in writing, or as required by this Agreement), or to adopt or enter into any Company Employee Plan or Employee Agreement.

(b) Documents. The Company has provided or made available to Parent correct and complete copies of: (i) all documents embodying each Company Employee Plan and each Employee Agreement including (without limitation) all amendments thereto and any related trust documents, administrative service agreements, group annuity contracts, group insurance contracts, and policies pertaining to fiduciary liability insurance covering the fiduciaries for each Company Employee Plan; (ii) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Company Employee Plan; (iii) all communications material to any Employee or Employees relating to any Company Employee Plan and any proposed Company Employee Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability to the Company; (iv) all correspondence to or from any governmental agency relating to any Company Employee Plan; and (v) any COBRA forms and related notices (or such forms and notices as required under comparable law).

(c) Employee Plan Compliance. The Company and its ERISA Affiliates have performed in all material respects all obligations required to be performed by them under, are not in default or violation of, and have no knowledge of any default or violation by any other party to each Company Employee Plan, and each Company Employee Plan has been established and maintained in all material respects in accordance with its terms and in compliance with all applicable laws, statutes, orders, rules and regulations, including but not limited to ERISA or the Code. Except as set forth in Section 3.16(c) of the Company Disclosure Schedule, the Company and its ERISA affiliates do not now and never have sponsored, participated in, or had any

EXECUTION COPY

obligations to any Employee Plan intended to be qualified under Section 401(a) of the Code. There are no actions, suits or claims pending, or, to the Knowledge of the Company, threatened or reasonably anticipated (other than routine claims for benefits) against any Company Employee Plan or against the assets of any Company Employee Plan. Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Parent, Company or any of its ERISA Affiliates (other than ordinary administration expenses). There are no audits, inquiries or proceedings pending or, to the Knowledge of the Company or any ERISA Affiliates, threatened by the IRS or DOL, or any other Governmental Entity with respect to any Company Employee Plan. The Company and each ERISA Affiliate have timely made all contributions and other payments required by and due under the terms of each Company Employee Plan. No compensation is or will be includable in the gross income of any Employee prior to such Employee’s receipt of such compensation, as a result of the operation of Code Section 409A with respect to any arrangement or agreement in effect prior to the Effective Time.

(d) No Pension or Welfare Plans. Neither the Company nor any ERISA Affiliate has ever maintained, established, sponsored, participated in, or contributed to, any (i) Pension Plan which is subject to Title IV of ERISA or Section 412 of the Code, (ii) Multiemployer Plan, (iii) ”multiple employer plan” as defined in ERISA or the Code, or (iv) a “funded welfare plan” within the meaning of Section 419 of the Code. No Company Employee Plan provides health benefits that are not fully insured through an insurance contract.

(e) No Post-Employment Obligations. Except as set forth in Section 3.16(e) of the Disclosure Schedule, no Company Employee Plan provides, or reflects or represents any liability to provide retiree welfare benefits to any person for any reason, except as may be required by COBRA or other applicable statute, and neither the Company nor any ERISA Affiliate has ever represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) or any other person that such Employee(s) or other person would be provided with post-termination or retiree welfare benefits, except to the extent required by statute.

(f) Past Acquisitions. Neither the Company nor any ERISA Affiliate is currently obligated to provide an Employee with any compensation or benefits pursuant to an agreement (e.g., an acquisition agreement) with a former employer of such Employee.

(g) Effect of Transaction.

(i) Except as set forth on Section 3.16(g)(i) of the Disclosure Schedule, the execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Employee Plan, Employee Agreement, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee.

(ii) Except as set forth on Section 3.16(g)(ii) of the Disclosure Schedule, no payment or benefit which will or may be made by the Company or its ERISA Affiliates with respect to any Employee or any other “disqualified individual” (as defined in

EXECUTION COPY

Code Section 280G and the regulations thereunder) will be characterized as a “parachute payment,” within the meaning of Section 280G(b)(2) of the Code.

(h) Employment Matters. The Company: (i) is in compliance in all respects with all applicable federal, state and local laws, rules and regulations, and, to the Knowledge of the Company, is in compliance in all respects with all foreign laws, rules and regulations, respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to Employees; (ii) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to Employees; (iii) is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing; and (iv) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). To the Knowledge of the Company, there are no pending or threatened or reasonably anticipated claims or actions against the Company under any worker’s compensation policy or long-term disability policy. Neither the Company nor any ERISA Affiliate has direct or indirect liability with respect to any misclassification of any person as an independent contractor rather than as an employee, or with respect to any employee leased from another employer.

(i) Labor. No work stoppage or labor strike against the Company or any ERISA Affiliate is pending, or has been threatened or, to the Knowledge of the Company, is reasonably anticipated. To the Knowledge of the Company, there are no activities or proceedings of any labor union to organize any Employees. Except as set forth in Section 3.16(i) of the Disclosure Schedule, there are no actions, suits, claims, labor disputes or grievances pending, or, to the Knowledge of the Company, threatened or reasonably anticipated relating to any labor, safety or discrimination matters involving any Employee, including, without limitation, charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, result in any material liability to the Company. Neither the Company nor any of its subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act. Except as set forth in Section 3.16(i) of the Disclosure Schedule, the Company is not presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to Employees and no collective bargaining agreement is being negotiated with respect to Employees. Neither the Company nor any of its Subsidiaries have incurred any material liability or material obligation under the Worker Adjustment and Retraining Notification Act or any similar state or local law which remains unsatisfied.

(j) International Employee Plan. Neither the Company nor any ERISA Affiliate currently, nor has it ever had the obligation to, maintain, establish, sponsor, participate in, or contribute to any International Employee Plan.

(k) Termination of Certain Benefit Plans. The Company and its Affiliates, as applicable, have terminated any and all group severance, separation or salary continuation plans, programs or arrangements (collectively, “Company Employee Plans”). The Company has provided Parent with evidence that such Company Employee Plan(s) have been terminated

EXECUTION COPY

pursuant to resolutions of the Company’s Board of Directors, in form and substance approved by Parent.

(l) Employees; Compensation. Section 3.16(l) of the Disclosure Schedule constitutes a full and complete list of all current directors, officers, employees and consultants of the Company, specifying their names and job designations, the total amount paid or payable to such director, officer, employee or consultant in the prior fiscal year and from the beginning of the current fiscal year through September 30, 2006, the basis of such compensation, whether fixed or commission or a combination thereof and their principal place of work.

(m) Certain Payments. No payment or benefit which has been, will or may be made by the Company or any of its Subsidiaries with respect to any current or former employee could result in nondeductibility under Section 162(m) of the Code.

(n) Section 280G. There is no contract, agreement, plan or arrangement to which the Company or any ERISA Affiliates is a party or by which it is bound to compensate any Employee for excise taxes paid pursuant to Section 4999 of the Code.

3.17 Intellectual Property Rights.

[REDACTED TEXT]

EXECUTION COPY

   [REDACTED TEXT]

EXECUTION COPY

            [REDACTED TEXT]

3.18 Computer Programs.

(a) Section 3.18(a) of the Company Disclosure Schedule contains a true and complete list and brief description of the Computer Programs (other than off-the-shelf Computer Programs) owned, licensed or otherwise used by the Company in connection with the operation of its business as currently conducted (such Computer Programs being referred to herein as the “Company Software”), identifying with respect to each such Computer Program whether it is owned, licensed or otherwise used by the Company. Except as listed in Section 3.18(a) of the Disclosure Schedule, there are no material agreements providing for the sale or license of the Company Software directly or indirectly by the Company to any Person.

(b) The Company Software is (i) owned by the Company, (ii) currently in the public domain or otherwise available to the Company without the further approval or consent of any third party, or (iii) licensed or otherwise used by the Company pursuant to terms of valid, binding written agreements.

(c) There is no Company Software owned, designed or developed by the Company or any of its employees, consultants or agents.

(d) The Company has not experienced within the past twelve months any material disruption to, or material interruption in, the conduct of its business attributable to a defect, bug, breakdown or other failure or deficiency on the part of the Company Software. The Company has taken commercially reasonable steps to provide for the backup and recovery of the data and information critical to the conduct of the business (including such data and information that is stored on magnetic or optical media in the ordinary course) without material disruption to, or material interruption in, the conduct of the business.

3.19 Environmental Protection.  The Company has not caused, or contracted with any Person for, the generation, use, transportation, treatment, storage or disposal of any Hazardous Substances in connection with the operation of its business except in material compliance with Environmental Law. The Company, the operation of its business, and any real property that the Company owns, leases or otherwise occupies or uses (the “Premises”) are in material compliance with all applicable Environmental Laws and orders or directives of any Governmental Authorities having jurisdiction under such Environmental Laws, including any Environmental Laws or orders or directives with respect to any cleanup or remediation of any release or threat of release of Hazardous Substances, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company has not received any citation, directive, letter or other written communication, or any notice of any Proceeding from any person arising out of the ownership or occupation of the Premises, or the conduct of its operations, and the violation of Environmental Laws. The Company has obtained and is maintaining in full force and effect all Permits required by all Environmental Laws applicable to the Premises and the business operations conducted thereon, and is in compliance with all such Permits, except where such non-compliance would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company has not caused or allowed a release, or a threat of release, of any Hazardous Substance, at the Premises except in compliance with Environmental Laws, and, to the Knowledge of the Company, neither the

EXECUTION COPY

Premises nor any property at or near the Premises has ever been subject to a release, or a threat of release, of any Hazardous Substance except in compliance with Environmental Laws.

3.20 FDA and Global Regulation Compliance.

(a) The Company has obtained each federal, state, county, local or non-U.S. Company Permit (including all those that may be required by the Federal Food and Drug Administration (the “FDA”) or any other Governmental Authority engaged in the regulation of the Company’s products, the Company or the Company’s manufacturing and other quality systems) that is required for or has been applied for in operating the Company in any location in which it is currently operated and all of such Permits are in full force and effect. Section 3.20 of the Company Disclosure Schedule lists all regulatory filing requirements that are required to be filed within six months after the Closing Date in order to maintain the Permits. The Company has not received any notice or written communication from any Governmental Authority regarding, and, to the Knowledge of the Company, there are no facts or circumstances that are likely to give rise to, (i) any violation of applicable Law or material adverse change in any Permit, or any failure to materially comply with any applicable Law or any term or requirement of any Permit or (ii) any revocation, withdrawal, suspension, cancellation, limitation, termination or modification of any Permit. No such Permit will be terminated or impaired, or will become terminable, in whole or in part, as a result of the consummation of the transactions contemplated by this Agreement.

(b) The operation of the Company, including the manufacture, import, export, testing, development, processing, packaging, labeling, storage, marketing, and distribution of all products, is and at all times has been in material compliance with all applicable Laws, Permits, Governmental Authorities and orders including those administered by the FDA for products sold in the United States. There is no actual or, to the Knowledge of the Company, threatened material action or investigation in respect of the Company by the FDA or any other Governmental Authority which has jurisdiction over the manufacturing, operations, properties, products or processes of the Company or by any third parties acting on the Company’s behalf. Company has no Knowledge that any Governmental Authority is considering such action or of any facts or circumstances that are likely to give rise to any such action or investigation.

(c) Except as set forth in Section 3.20 of the Company Disclosure Schedule, neither Company, nor to the Knowledge of the Company, any third party acting on Company’s behalf with respect to services conducted for Company, has had any product or manufacturing site subject to a Governmental Authority (including FDA) shutdown or import or export prohibition, nor received any FDA Form 483 or other Governmental Authority notice of inspectional observations, “warning letters,” “untitled letters” or, to the Knowledge of the Company, requests or requirements to make changes to the operations of the Company or products that if not complied with would reasonably be expected to result in a Material Adverse Effect, or similar correspondence or written notice from the FDA or other Governmental Authority in respect of the Company, or to the Knowledge of the Company, any third party acting on Company’s behalf with respect to services conducted for Company, and alleging or asserting noncompliance with any applicable Laws, Permits or such requests or requirements of a Governmental Authority, and, to the Knowledge of the Company, neither the FDA nor any Governmental Authority is considering such action. Except as set forth in Section 3.20 (c) of the Company Disclosure Schedule, no vigilance report or adverse event report with respect to the

EXECUTION COPY

products has been reported to the Company, or, to the Knowledge of the Company, any third party acting on Company’s behalf with respect to services conducted for Company, and to the Knowledge of the Company, no vigilance report or adverse event report is under investigation by any Governmental Authority with respect to the products or the Company.

(d) All studies, tests and preclinical and clinical trials being conducted by or on behalf of the Company that have been or will be submitted to any Governmental Authority, including the FDA and its counterparts worldwide, including in the European Union, in connection with any Permit, are being or have been conducted in compliance in all material respects with the required experimental protocols, procedures and controls pursuant to accepted professional scientific standards and applicable local, state, federal and foreign Laws, rules and regulations, including the applicable requirements of Good Laboratory Practices, Good Clinical Practices, Good Manufacturing Practices and the U.S. Food, Drug and Cosmetic Act of 1938 and its implementing regulations, including 21 CFR Parts 50, 54, 56, 58, 210, and 211. The Company has not received any notices, correspondence or other communication in respect of the Company from the FDA or any other Governmental Authority requiring the termination or suspension of any clinical trials conducted by, or on behalf of, Company or in which Company has participated, and to the Knowledge of the Company neither the FDA nor any other Governmental Authority is considering such action. The Company has not received specific written notification from a Governmental Authority of the rejection of data obtained from any clinical trials conducted by, or on behalf of, Company or in which Company has participated with respect to the Company or its products, which data was submitted to the Governmental Authority and which was necessary to obtain regulatory approval of a particular product.

(e) The manufacture of products by, or on behalf of, the Company is being conducted in compliance in all material respects with all applicable Laws including the FDA’s Good Manufacturing Practices at 21 CFR §§210-211 and applicable guidelines for products sold in the United States, and the respective counterparts thereof promulgated by Governmental Authorities in countries outside the United States.

(f) Company is not the subject of any pending or, to the Knowledge of the Company, threatened investigation in respect of the Company by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. The Company has not committed any act, made any statement, or failed to make any statement, in each case in respect of the Company and that would provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery and Illegal Gratuities” and any amendments thereto. Neither Company nor any of its officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion (i) under 21 U.S.C. Section 335a, or (ii) any similar applicable Law. To the Knowledge of the Company, no debarment or exclusionary claims, actions, proceedings or investigations in respect of the Company are pending or threatened against the Company or any of its officers, employees or agents.

3.21 Insurance.  Schedule 3.21 contains (i) a true and complete list of all policies of fire, liability, production, completion bond, errors and omissions, workmen’s compensation and other forms of insurance currently in effect covering any of the assets, business, officers, directors or employees of the Company and (ii) a true and complete list of all submitted and

EXECUTION COPY

outstanding claims of any sort and all unresolved disputes of any sort between the Company and any insurance company. All current insurance policies are in full force and effect, all premiums with respect thereto covering all periods up to and including the Closing Date have been paid or will be paid prior to the Closing, and no notice of cancellation or termination has been received with respect to any such policy. Such policies are sufficient for (i) covering the type and scope of its properties and business, and (ii) compliance with all requirements of Law and of all Contracts to which the Company is a party.

3.22 No Broker.  No Person has or will have, as a result of the transactions contemplated by this Agreement, any right, interest or valid claim against or upon the Company for any commission, fee or other compensation as a finder or broker because of any act or omission by the Company or any of their respective agents.

3.23 No Insolvency.  No insolvency Proceeding of any character, including bankruptcy, receivership, reorganization, composition or arrangement with creditors, voluntary or involuntary, affecting the Company or any of its assets or properties, is pending or, to the Knowledge of the Company, threatened. The Company has not taken any action in contemplation of, or that would constitute the basis for, the institution of any such insolvency proceedings.

3.24 Transactions with Affiliates.  There are no existing and, since January 1, 2006, there have been no loans, leases, royalty agreements or other continuing transactions between the Company and (a) any officer, employee or director of the Company, (b) any Person owning 5% or more of any class of capital stock of the Company, (c) any member of the immediate family of such officer, employee, director or stockholder or (d) any corporation or other entity controlled by such officer, employee, director or stockholder or a member of the immediate family of such officer, employee, director or stockholder.

3.25 Assumptions or Guaranties of Indebtedness of Other Persons.  The Company has not assumed, guaranteed, endorsed or otherwise-become directly or contingently liable on (including, liability by way of agreement, contingent or otherwise, to purchase, to provide funds for payment, to supply funds to or otherwise invest in the debtor or otherwise to assure the creditor against loss), any Indebtedness of any other Person.

3.26 Investments in Other Persons.  The Company has not made any loan or advance to any Person, other than in the Ordinary Course of Business and on an arm’s length basis on commercially reasonable terms in each case as reflected in the Balance Sheet, which is outstanding on the date of this Agreement, nor is it committed or obligated to make any such loan or advance.

3.27 Absence of Certain Business Practices.  Since January 1, 2006, neither the Company, nor any Affiliate, director, officer, employee of the Company, nor any other Person acting on behalf of the Company, directly or indirectly, has given or agreed to give any gift or similar benefit to any customer, supplier, governmental employee or other Person (a) which could reasonably be expected to subject the business of the Company, Parent or the Surviving Corporation to any damage or penalty in any civil, criminal or governmental Proceeding, or (b) the absence of which, in the past or in the future, might have been, or might be, reasonably expected to, individually or in the aggregate, result in a Material Adverse Effect or which might

EXECUTION COPY

subject the Company, Parent or the First-Step Corporation or the Surviving Corporation to suit or penalty in any private or governmental Proceeding.

3.28 Bank Accounts.  Section 3.27 of the Company Disclosure Schedule sets forth information with respect to each account maintained by or for the benefit of the Company at any bank or other financial institution including the name of the bank or financial institution, the account number and the names of all individuals authorized to draw on or make withdrawals from such accounts.

3.29 Complete Copies of Materials.  The Company has delivered true and complete copies of each document that has been requested by Parent or its counsel.

3.30 Restrictions on Business Activities.  There is no agreement (non-competition or otherwise), Contract, commitment, judgment, injunction, order or decree to which the Company is a party or, to the Knowledge of the Company, otherwise binding upon the Company, which has, or may reasonably be expected to have, the effect of prohibiting or impairing any business practice of the Company, any acquisition of property (tangible or intangible) by the Company, the conduct of business by the Company, or otherwise limiting the freedom of the Company to engage in any line of business or to compete with or hire or solicit any person. Without limiting the generality of the foregoing, the Company has not entered into any agreement under which the Company is restricted from selling, licensing, manufacturing or otherwise distributing any technology or products or from providing services to customers or potential customers or any class of customers, in any geographic area, during any period of time, or in any segment of any market.

3.31 Board Approval; Vote Required. The Board of Directors of the Company has unanimously (a) approved this Agreement and the transactions contemplated hereby, including the Integrated Merger, (b) determined that the Integrated Merger is advisable and is fair to and in the best interests of the stockholders of the Company and (c) recommended the adoption of this Agreement and the approval of the transactions contemplated hereby, including the Integrated Merger, by the stockholders of the Company. The affirmative vote or written consent of the holders of two-thirds (2/3) of the voting power of the outstanding shares of capital stock of the Company is the only vote of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement and approve the transactions contemplated hereby, including the First Merger (the “Requisite Stockholder Approval”). No state anti-takeover statute, similar statute or regulation or anti-takeover provision in the certificate of incorporation or by-laws of the Company are applicable to the Integrated Merger, this Agreement and the transactions contemplated hereby. The Company is not a party to any “stockholder rights plan” or similar anti-takeover plan or device.

4.

REPRESENTATIONS AND WARRANTIES OF THE PRINCIPAL STOCKHOLDERS

Each of the Principal Stockholders, severally and not jointly, hereby represents and warrants to Parent and Merger Sub and dated as of the date hereof as follows:

4.1 Ownership of Company Capital Stock.  Such Principal Stockholder is the sole record and beneficial owner of the Company Common Stock designated as being owned by such

EXECUTION COPY

Principal Stockholder opposite such Principal Stockholder’s name in Schedule 2.3(d) of the Disclosure Schedule. Other than transfer restrictions under applicable federal and state securities laws, such Company Common Stock is not subject to any transfer restrictions, Lien or to any right of first refusal of any kind, and such Principal Stockholder has not granted any right to purchase such Company Common Stock to any other person or entity. Such Principal Stockholder has the sole right to transfer such Company Common Stock to Parent. Such Company Common Stock constitutes all of the Company Common Stock owned, beneficially or of record, by such Principal Stockholder, and such Principal Stockholder has no options, warrants or other rights to acquire Company Common Stock.

4.2 Absence of Claims by the Principal Stockholders.  Except as set forth on the Disclosure Schedule, such Principal Stockholder does not have any claim known against the Company whether present or future, contingent or unconditional, fixed or variable under any contract or on any other basis whatsoever, whether in equity or at law.

4.3 No Conflict.  The execution and delivery by such Principal Stockholder of this Agreement and any related agreement to which it is a party and the consummation of the transactions contemplated hereby and thereby will not conflict with (a) any mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise or license to which such Principal Stockholder or any of its properties or assets is subject or (b) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to such Principal Stockholder or its properties or assets.

4.4 Authority.  Each Principal Stockholder has the capacity to enter into this Agreement and any other agreements or certificates delivered pursuant to this Agreement to which such Principal Stockholder is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and any other agreements or certificates delivered pursuant to this Agreement to which such Principal Stockholder is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate or partnership action on the part of such Principal Stockholder and no further action is required on the part of such Principal Stockholder to authorize the Agreement and any other agreements or certificates delivered pursuant to this Agreement to which it is a party and the transactions contemplated hereby and thereby. This Agreement and each of the other agreements or certificates delivered pursuant to this Agreement to which such Principal Stockholder is a party has been duly executed and delivered by such Principal Stockholder, and assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitute the valid and binding obligations of such Principal Stockholder, enforceable against such Principal Stockholder in accordance with their respective terms.

5.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant to the Company, subject to such exceptions as are specifically disclosed in the disclosure schedule (referencing the appropriate section and paragraph numbers) delivered by the Parent to the Company and the Principal Stockholders (the “Parent Disclosure Schedule”) and dated as of the date hereof as follows:

EXECUTION COPY

5.1 Corporate Existence.  Each of Parent and Merger Sub is a corporation, duly organized, validly existing, and in good standing (with respect to jurisdictions which recognize such concept) under the laws of its respective state of incorporation. Each of Parent and Merger Sub has all requisite corporate power and authority and possesses all Permits necessary to enable it to own, lease, or otherwise hold its properties and assets and to carry on its business as presently conducted and as currently proposed to be conducted. Each of Parent and Merger Sub is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) as a foreign corporation in each jurisdiction where the character of the properties owned or leased by it or the nature of the business transacted by it requires it to be so qualified and where the failure to be so qualified would have a Material Adverse Effect.

5.2 Corporate Power.  Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and the related agreements and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and any related agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate corporation action on the part of Parent and Merger Sub, and no further action is required on the part of Parent or Merger Sub to authorize this Agreement and any related agreement and the transactions contemplated hereby and thereby. This Agreement and any related agreement to which Parent and Merger Sub is a party have been duly executed, and delivered by each of Parent and Merger Sub, assuming the due authorization, execution and delivery by the other parties hereto, constitutes the legal, valid, and binding obligation of each of Parent and Merger Sub enforceable against them in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium, or other laws affecting the enforcement of creditors’ rights in general, and except that the enforceability of this Agreement is subject to general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at law).

5.3 No Conflicts.  The execution and delivery by Parent and Merger Sub of this Agreement and the related agreements does not, and the consummation of the transactions contemplated hereby and thereby will not conflict with or result in a Conflict any violation of or default under (with or without notice or lapse of time, or both) or give rise to a Conflict with (i) any provision of the certificate of incorporation, bylaws or other charter documents of Parent or Merger Sub, (ii) any Contract to which Parent or Merger Sub or any of their respective properties or assets (whether tangible or intangible) are subject, (iii) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent or Merger Sub or any of their respective properties (whether tangible or intangible) or assets.

5.4 Ownership of Merger Sub; No Prior Activities.  Merger Sub is a wholly owned subsidiary of Parent, was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has engaged in no business activity other than as contemplated by this Agreement.

5.5 Financing.  Parent has sufficient and immediately available funds or financing in place as of the date of this Agreement to fund the cash portion of the Merger Consideration to be paid to the Company Stockholders at the Closing.

EXECUTION COPY

5.6 Parent Common Stock.  The Parent Common Stock to be issued pursuant to the Merger has been duly authorized and will, when issued in accordance with this Agreement, be validly issued, fully paid and non-assessable. Such Parent Common Stock will be, when issued in accordance with this Agreement, free of any liens or encumbrances (except as contemplated by this Agreement or any related Agreements), and not subject to preemptive rights or other claims of any other party. Subject to the accuracy of the Company Stockholders’ representations and warranties in the Certificate of Stockholders, the issuance of the Stock Consideration to be issued in conformity with the terms of this Agreement shall be exempt from the registration requirements of Section 5 of the Securities Act and from the registration or qualification requirements of applicable state securities laws.

5.7 [REDACTED TEXT]

5.8 [REDACTED TEXT]

5.9 [REDACTED TEXT]

EXECUTION COPY
[REDACTED TEXT]

EXECUTION COPY
[REDACTED TEXT]

6.

SURVIVAL OF REPRESENTATIONS AND WARRANTIES;

INDEMNIFICATION; ESCROW

6.1 Survival of Representations and Warranties.  The representations and warranties of Parent, Merger Sub, the Company and the Principal Stockholders contained in this Agreement, or in any certificate or other instrument delivered pursuant to this Agreement, shall survive until [REDACTED TEXT]  following the Closing Date (the “Survival Date”); [REDACTED TEXT]

EXECUTION COPY

Representations”). Covenants and agreements that by their terms are to be performed after the Closing shall survive indefinitely, except as otherwise set forth herein.

6.2 Indemnification.

(a) Indemnification by the Company Stockholders. [REDACTED TEXT]

(b) Indemnification By Parent. [REDACTED TEXT]

EXECUTION COPY

[REDACTED TEXT]

(c) The indemnification obligations under Section 6.2(a) and 6.2(b) shall survive the Closing and shall terminate on the expiration date of the representation or warranty to which such obligation relates as set forth in Section 6.1.

6.3 Escrow Arrangement.

(a) Escrow Fund. By virtue of this Agreement and as security for the indemnity obligations provided for in Section 6.2 hereof, at the Effective Time, Parent shall deposit the Aggregate Escrow Amount into the Escrow Fund as set forth in Section 2.3(d). The Escrow Fund shall be governed by the terms set forth herein and as set forth in the Escrow Agreement. [REDACTED TEXT]

(b) Escrow Period; Distribution upon Termination of Escrow Periods. Subject to the following requirements and the Escrow Agreement, the Available Escrow Fund shall be in existence immediately following the Effective Time and shall terminate at 5:00 p.m., local time on the fifth (5th) business day after the Survival Date (the “Escrow Period”); provided, however, that the Escrow Period shall not terminate with respect to any amount which, in the reasonable judgment of Parent, is necessary to satisfy any unsatisfied claims, if any, specified in any Officer’s Certificate delivered to the Stockholder Representative and the Escrow Agent prior to the termination of the Escrow Period with respect to facts and circumstances existing on or prior to the Survival Date. Parent shall give the Escrow Agent notice of any amounts of still pending claims, or any unsatisfied claims in any Officer’s Certificate. Following the termination of the Escrow Period, each of the Indemnifying Parties shall be entitled to receive such person’s Pro Rata Portion (if any) of the remaining portion of the Available Escrow Fund, if any, not required to satisfy such claims and each of the Indemnifying Parties shall be entitled to receive such person’s Pro Rata Portion (if any) of the remaining portion of the Available Escrow Fund, if any, following resolution of all such claims, if any, by Parent. For the purposes hereof, “Officer’s Certificate” shall mean a certificate signed by any officer of Parent: (1) stating that an Indemnified Party has paid, sustained, incurred, or accrued, or reasonably anticipates that it will have to pay, sustain, incur, or accrue Losses, and (2) specifying in reasonable detail the individual items of Losses included in the amount so stated, the date each such item was paid, sustained, incurred, or accrued, or the basis for such anticipated liability, and the nature of the misrepresentation, breach of warranty or covenant to which such item is related.

EXECUTION COPY

(c) Special Escrow Amount; Distribution upon Termination of Special Escrow Period. Subject to the following requirements, the Special Escrow Amount shall be in existence immediately following the Effective Time and shall terminate at 5:00 p.m., local time on the fifth (5th) business day after the date on which Parent receives notice that it is eligible to accrue expenses against, and receive reimbursement for, the entire SBIR Amount (the “Special Escrow Period”). Following the termination of the Special Escrow Period, Parent shall direct the Escrow Agent to deliver to each of the Indemnifying Parties such person’s Pro Rata Portion of the Special Escrow Amount. If Parent receives notice that it is not eligible to accrue expenses against, and receive reimbursement for, the entire SBIR Amount the Special Escrow Period shall terminate and Parent shall be entitled to retain the entire Special Escrow Amount.

(d) Protection of Escrow Fund.

(i) The Escrow Agent shall hold and safeguard the Escrow Fund during the Escrow Period and the Special Escrow Period and shall treat such fund as a trust fund in accordance with the terms of this Agreement and the Escrow Agreement and not as the property of Parent and shall hold and dispose of the Aggregate Escrow Fund only in accordance with the terms of this Article VI.

(ii) Any shares of Parent Common Stock or other equity securities issued or distributed by Parent (including shares issued upon a stock split) (“New Shares”) in respect of Parent Common Stock in the Escrow Fund that have not been released from the Escrow Fund shall be added to the Escrow Fund and become a part thereof. New Shares issued in respect of shares of Parent Common Stock that have been released from the Escrow Fund shall not be added to the Escrow Fund but shall be distributed to the record holders thereof. Cash dividends on Parent Common Stock in the Escrow Fund shall not be added to the Escrow Fund but shall be distributed to the record holders thereof. Parent shall notify the Escrow Agrent of any changes that will affect the Escrow Fund pursuant to this Section 2(b)(ii).

(iii) [REDACTED TEXT]

(e) Claims Upon the Available Escrow Fund.

(i) Upon receipt by the Escrow Agent at any time on or before the Survival Date of an Officer’s Certificate, the Escrow Agent shall, subject to the provisions of Section 6.4 hereof and the Escrow Agreement, deliver to Parent out of the Available Escrow Fund, as promptly as practicable, an amount in Parent Common Stock held in the Available Escrow Fund in an amount equal to such Losses.

(ii) For the purpose of determining the number of shares of Parent Common Stock to be delivered to Parent out of the Available Escrow Fund pursuant to this Article VI, each share of Parent Common Stock shall have a value equal to the average closing sale price of one share of Parent Common Stock as reported on the Nasdaq Global Market for the ten consecutive trading days ending three trading days immediately preceding the date of payment for such Loss (the “Escrow Trading Price”).

EXECUTION COPY

(iii) If the Stockholder Representative does not object in writing within the 30-day period after delivery by the Parent of the Officer’s Certificate to the Stockholder Representative, such failure to so object shall be an irrevocable acknowledgment by the Stockholder Representative and the Company Indemnifying Parties of the claim for Losses, and the Parent Indemnified Parties shall be entitled to the full amount of the claim for Losses set forth in such Officer’s Certificate.

(f) Objections to Claims against the Available Escrow Fund. For a period of 30 days after the delivery of the Officer’s Certificate to the Stockholder Representative, the Escrow Agent will make no delivery to Parent of any escrow amount pursuant to Section 6.3(e) hereof unless the Escrow Agent shall have received written authorization from the Stockholder Representative to make such delivery. After the expiration of such 30 day period, the Escrow Agent will be authorized to deliver such escrow amount pursuant to Section 6.3(e)(i), provided that no such payment may be made if the Stockholder Representative shall object in a written statement to the claim made in the Officer’s Certificate, and such statement shall have been delivered to the Escrow Agent prior to the expiration of such 30-day period.

(g) Resolution of Conflicts; Arbitration.

(i) In case the Stockholder Representative shall object in writing to any claim or claims made in any Officer’s Certificate to recover Losses from the Available Escrow Fund within 30 days after delivery of such Officer’s Certificate, the Stockholder Representative and Parent shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims. If the Stockholder Representative and Parent should so agree, a memorandum setting forth any agreement reached by the parties with respect to such claim shall be prepared and signed by both parties. Parent and the Stockholder Representative shall each be entitled to rely on any such memorandum and take any actions as may otherwise be contemplated in such memorandum.

(ii) If no such agreement can be reached after good faith negotiation and prior to 60 days after delivery of an Officer’s Certificate, either Parent or the Stockholder Representative may demand arbitration of the matter unless the amount of the Loss is at issue in pending litigation with a third party, in which event arbitration shall not be commenced until such amount is ascertained or both parties agree to arbitration, and in either such event the matter shall be settled by arbitration conducted by one arbitrator mutually agreeable to Parent and the Stockholder Representative. In the event that, within 30 days after submission of any dispute to arbitration, Parent and the Stockholder Representative cannot mutually agree on one arbitrator, then, within 15 days after the end of such 30 day period, Parent and the Stockholder Representative shall each select one arbitrator. The two arbitrators so selected shall select a third arbitrator. If the Stockholder Representative fails to select an arbitrator during this 15 day period, then the parties agree that the arbitration will be conducted by one arbitrator selected by Parent. If Parent fails to select an arbitrator during this 15-day period, then the parties agree that the arbitration will be conducted by one arbitrator selected by Stockholder Representative.

(iii) Any such arbitration shall be held in [REDACTED TEXT] under the rules then in effect of the American Arbitration Association. The arbitrator(s) shall determine how all expenses relating to the arbitration shall be paid, including, the respective expenses of each party, the fees of each arbitrator and the administrative fee of the American

EXECUTION COPY

Arbitration Association. The arbitrator or arbitrators, as the case may be, shall set a limited time period and establish procedures designed to reduce the cost and time for discovery while allowing the parties an opportunity, adequate in the sole judgment of the arbitrator or majority of the three arbitrators, as the case may be, to discover relevant information from the opposing parties about the subject matter of the dispute. The arbitrator, or a majority of the three arbitrators, as the case may be, shall rule upon motions to compel or limit discovery and shall have the authority to impose sanctions, including attorneys’ fees and costs, to the same extent as a competent court of law or equity, should the arbitrators or a majority of the three arbitrators, as the case may be, determine that discovery was sought without substantial justification or that discovery was refused or objected to without substantial justification. The decision of the arbitrator or a majority of the three arbitrators, as the case may be, as to the validity and amount of any claim in such Officer’s Certificate shall be final, binding, and conclusive upon the parties to this Agreement. Such decision shall be written and shall be supported by written findings of fact and conclusions which shall set forth the award, judgment, decree or order awarded by the arbitrator(s), and Parent shall be entitled to rely on, and make permanent retentions from the Available Escrow Fund in accordance with, the terms of such award, judgment, decree or order as applicable. Within 30 days of a decision of the arbitrator(s) requiring payment by one party to another, such party shall make the payment to such other party.

(iv) Judgment upon any award rendered by the arbitrator(s) may be entered in any court having jurisdiction, subject to Section 7.8. The forgoing arbitration provision shall apply to any dispute between the Company Stockholders, on the one hand, and any Indemnified Party, on the other hand, under this Article VI hereof, whether relating to claims upon the Escrow Fund or to the other indemnification obligations set forth in this Article VI.

(h) Third Party Claims.

(i) In the event Parent becomes aware of a third party claim which Parent reasonably believes may result in a demand against the Available Escrow Fund or for other indemnification pursuant to this Article VI, Parent shall notify the Stockholder Representative of such claim.

(ii) The Stockholder Representative shall be entitled on behalf of the Company Indemnifying Parties, at its expense, to assume control of the defense of the Parent Indemnified Party against the third party claim, with counsel reasonably satisfactory to such Parent Indemnified Party. Parent shall cooperate fully with Stockholder Representative in conducting the defense of such claim, and shall be entitled, at its own expense, to be represented by legal counsel of its own choosing. The expenses of any such additional counsel shall not be deemed Losses hereunder unless Parent reasonably determines, based on the advice of legal counsel, that the Company Indemnifying Parties and the Parent Indemnified Parties cannot be adequately represented by a single legal counsel. The Stockholder Representative shall not without the prior written consent of the Parent Indemnified Parties consent to the entry of any judgment or enter into any settlement that (i) does not provide for the payment of money as the sole and exclusive remedy and (ii) does not include as an unconditional term thereof the giving by each claimant or plaintiff to each Parent Indemnified Party of a release from all liability in respect of such claim.

EXECUTION COPY

(iii) If the Stockholder Representative shall decline to conduct such defense, then Parent shall have the right to conduct such defense and settle such claim, but amounts incurred or accrued by the Parent Indemnified Parties in defense of such third party claim, or paid in settlement thereof, shall not be deemed Losses hereunder unless the Stockholder Representative shall have provided his advance written consent to the terms of such settlement. In the event that the Stockholder Representative has consented to any such settlement, the Company Indemnifying Parties shall have no power or authority to object under any provision of this Article VI to the amount of any claim by Parent against the Escrow Fund for the amount of such settlement.

6.4 [REDACTED TEXT]

6.5 Stockholder Representative.

(a) Each of the Indemnifying Parties hereby appoint [REDACTED TEXT] as its agent and attorney in fact as the Stockholder Representative for and on their behalf to give and receive notices and communications, to authorize payment to the Parent from the Available Escrow Fund in satisfaction of claims by Parent, to object to such payments, to agree to, negotiate, enter into

EXECUTION COPY

settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, and to take all other actions that are either (i) necessary or appropriate in the judgment of either of the Stockholder Representative for the accomplishment of the foregoing or (ii) specifically mandated by the terms of this Agreement. Such agency may be changed by the Indemnifying Parties from time to time upon not less than 30 days prior written notice to Parent; provided, however, that the Stockholder Representative may not be removed unless holders of a two thirds interest of the Escrow Fund agree to such removal and to the identity of the substituted agent. A vacancy in the position of Stockholder Representative may be filled by the holders of a majority in interest of the Escrow Fund. No bond shall be required of the Stockholder Representative, and the Stockholder Representative shall not receive any compensation for its services. Notices or communications to or from the Stockholder Representative shall constitute notice to or from the Indemnifying Parties.

(b) The Stockholder Representative shall not be liable for any act done or omitted hereunder as Stockholder Representative while acting in good faith and in the exercise of reasonable judgment. Any loss, liability or expense incurred without negligence or bad faith on the part of the Stockholder Representative and arising out of or in connection with the acceptance or administration of the Stockholder Representative’s duties hereunder, including the reasonable fees and expenses of any legal counsel retained by the Stockholder Representative, shall be referred to herein as “Stockholder Representative Expenses”. The Indemnifying Parties on whose behalf the Aggregate Escrow Amount was contributed to the Escrow Fund agree that the Stockholder Representative shall have the right to be reimbursed solely from the Escrow Fund for the Stockholder Representative Expenses. Following the termination of the Escrow Period and the resolution of all pending claims made by the Parent Indemnified Parties for Losses, the Stockholder Representative shall have the right to recover the Stockholder Representative Expenses from any remaining portion of the Available Escrow Fund prior to any distribution to the Indemnifying Parties, and prior to any such distribution, the Stockholder Representative shall deliver to Parent a certificate setting forth the Stockholder Representative Expenses to the Stockholder Representative. For the purposes of determining how many shares of Parent Common Stock the Stockholder Representative shall be entitled to recover for any Stockholder Representative Expenses hereunder, each share of Parent Common Stock shall have a value equal to the average closing sale price of one share of Parent Common Stock as reported on the Nasdaq Global Market for the ten consecutive trading days ending three trading days immediately preceding the date of payment for such Stockholder Representative Expenses. Notwithstanding the foregoing, the Stockholder Representative’s right to recover Stockholder Representative Expenses shall not prejudice Parent’s right to recover the full amount of indemnifiable Losses that Parent is entitled to recover from the Escrow Fund.

(c) A decision, act, consent or instruction of the Stockholder Representative, including but not limited to an amendment, extension or waiver of this Agreement pursuant to Section 8.1 hereof, shall constitute a decision of the Indemnifying Parties and shall be final, binding and conclusive upon the Indemnifying Parties; and Parent may rely upon any such decision, act, consent or instruction of the Stockholder Representative as being the decision, act, consent or instruction of the Indemnifying Parties. Parent is hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Stockholder Representative.

6.6 [REDACTED TEXT]

EXECUTION COPY

[REDACTED TEXT]

EXECUTION COPY

[REDACTED TEXT]

6.8 Tax Treatment. Any payments under this Article VI shall be treated as an adjustment to the Merger Consideration for all Tax purposes.

6.9 Net of Insurance Proceeds and Tax Benefits. In calculating the amount of any Loss, such Loss shall be reduced by any net Tax benefit actually recognized or to be recognized by the Indemnified Parties (or any Affiliates thereof) relating to such Loss and any insurance recovery with respect to such Loss.

7.

[REDACTED TEXT]

EXECUTION COPY

[REDACTED TEXT]

8.

GENERAL PROVISIONS

8.1 Amendment.  This Agreement may be amended (and any right hereunder extended or waived) by the parties hereto at any time by execution of an instrument in writing signed on behalf of the Parent and the Stockholder Representative; provided, further, that if any amendment operates in a manner that treats any Company Stockholder different from other Company Stockholders, the consent of such Company Stockholder shall also be required for such amendment. For purposes of this Section 8.1, the Indemnifying Parties agree that any amendment, extension or waiver of this Agreement signed by the Stockholder Representative shall be binding upon and effective against the Indemnifying Parties whether or not they have signed such amendment.

8.2 Expenses.  All fees and expenses incurred in connection with the Merger, including all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties (“Third Party Expenses”) incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby, shall be the obligation of the respective party incurring such fees and expenses.

8.3 Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally or by commercial messenger or courier service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with acknowledgment of complete transmission) (or in the case of the Stockholder Representative, by e-mail) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice); provided, however, that notices sent by mail will not be deemed given until received:

EXECUTION COPY

if to Parent, to: 2011-94 Street Edmonton, Alberta, Canada T6N 1H1 Attention: Chief Executive Officer Telephone: (780) 450-3761 Fax: (780) 450-4772
with a copy to:
Wilson Sonsini Goodrich & Rosati
Professional Corporation
701 Fifth Avenue, Suite 5100
Seattle, Washington 98104
Attention: Mr. Patrick Schultheis
Telephone No.:206-883-2554
Facsimile No.:206-883-2699

if to the Company, Principal Stockholders or the Stockholder Representative, to:
ProlX Pharmaceuticals Corporation
221 East 6th Street
Tuscon, Arizona 85705
Attention: Ms. D. Lynn Kirkpatrick
Telephone No.: 713-864-7512
Facsimile No.: 520-622-5553

with a copy to: Benesch Friedlander Coplan & Aronoff LLP 200 Public Square Cleveland, OH 44114 Attention: Mr. Jeffrey P. Jones Telephone No.: 216-363-4500 Facsimile No.: 216-363-4588

8.4 Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart for it to be effective among the parties.

8.5 Severability.  In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will

EXECUTION COPY

achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

8.6 Other Remedies.  Any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

8.7 Specific Performance.  The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

8.8 Governing Law; Exclusive Jurisdiction.  This Agreement shall be governed by and construed in accordance with the laws of the State of Washington, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof, except to the extent that Delaware Law shall require that Delaware Law be applied to the First Merger and/or Second Merger and to the extent that the DGCL shall require that Delaware Law be applied to the Second Merger. Subject to Section 6.3(g) hereof, each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of any court within King County, State of Washington in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Washington for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and such process. Subject to Section 6.3(g) hereof, each party agrees not to commence any legal proceedings related hereto except in such courts.

8.9 Rules of Construction.  The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefor, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

8.10 WAIVER OF JURY TRIAL.  TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES HERETO HEREBY WAIVES, AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY CIVIL ACTION IN ANY FORUM IN RESPECT OF ANY ISSUE OR ACTION, CLAIM, CAUSE OF ACTION OR SUIT (IN CONTRACT, TORT OR OTHERWISE), INQUIRY, PROCEEDING OR INVESTIGATION ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE SUBJECT MATTER HEREOF OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE TRANSACTIONS CONTEMPLATED HEREBY. THE PARTIES HERETO ACKNOWLEDGE THAT THIS SECTION CONSTITUTES A MATERIAL INDUCEMENT UPON WHICH THEY ARE RELYING AND WILL RELY IN ENTERING INTO THIS AGREEMENT AND ANY OTHER AGREEMENTS

EXECUTION COPY

RELATING HERETO OR CONTEMPLATED HEREBY. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

8.11 Entire Agreement; No Third-Party Beneficiaries; Assignment. This Agreement, the Exhibits and Schedules hereto, the Escrow Agreement, the Confidentiality Agreement, the Disclosure Schedule, the Parent Disclosure Schedule, and the documents and instruments and other agreements among the parties hereto referenced herein: (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings both written and oral, among the parties with respect to the subject matter hereof, (b) are not intended to confer upon any other person any rights or remedies hereunder, and (c) shall not be assigned by operation of law or otherwise, except that Parent and Merger Sub may assign their respective rights and delegate their respective obligations hereunder after the Effective Time.

*****

EXECUTION COPY

IN WITNESS WHEREOF, Parent, Merger Sub, the Company, each of the Principal Stockholders and the Stockholder Representative have caused this Agreement to be signed, all as of the date first written above.

BIOMIRA INC.

By:
Name:
Title:

BIOMIRA ACQUISITION CORPORATION

By:
Name:
Title:

PROLX PHARMACEUTICALS CORPORATION

By:
Name:

PRINCIPAL STOCKHOLDERS

By:
Name:

STOCKHOLDER REPRESENTATIVE

By:
Name:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)

Date: November 8, 2006	By:	/s/ Edward A. Taylor
Edward A. Taylor Vice President Finance and Chief Financial Officer